S-K 1300 TECHNICAL REPORT SUMMARY ON THE COMMITTEE BAY
PROJECT, NUNAVUT TERRITORY, CANADA

Prepared By Fury Gold Mines Ltd.

Qualified Persons:

Bryan Atkinson, P. Geo.
Senior VP Exploration, Fury Gold Mines Limited

Effective as of: December 31, 2023

Issue Date: March 13, 2024

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Contents

1 Executive Summary	6
1.1 Overview	6
1.2 Conclusions	8
1.3 Recommendations	9
2 Introduction	11
2.1 Sources of Information	11
2.2 Personal Inspection	11
3 Property Description	11
3.1 Location	11
3.2 Project Ownership	12
3.3 Mineral Tenure	12
3.4 Royalties and Encumbrances	13
3.5 Permitting	13
4 Accessibility, Climate, Local Resources, Infrastructure and Physiography	16
4.1 Accessibility	16
4.2 Climate	16
4.3 Local Resources & Infrastructure	16
4.4 Physiography	16
4.5 Conclusions	17
5 History	17
5.1 The Geological Survey of Canada (GSC) Studies	17
5.2 Base Metal Focused Exploration (Prior to 1992)	18
5.3 Gold Focused Exploration (Post 1992)	19
5.4 Previous Resource Estimates	20
5.4.1 2004 MRE	21
5.4.2 2008 MRE	21
5.4.3 2009 MRE	21
5.4.4 2012 MRE	21
5.4.5 2013 MRE	22
5.4.6 2017 MRE	22
5.4.7 Discussion on Previous Resource Estimates	22
5.5 Historical Drilling	22
5.6 Past Production	22
6 Geological Setting, Mineralization and Deposit	23
6.1 Geology	23
6.2 Structure	24
6.3 Mineralization	26
6.4 Deposit Types	26
7 Exploration	28
7.1 Till Sampling	28
7.1.1 Methodology	28
7.2 Mapping and Rock Sampling	29
7.2.1 Methodology	29
7.3 Geophysical Surveys	32
7.3.1 2016 Airborne Survey	32

March 13, 2024	2

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

7.3.2 2016 and 2017 Ground Magnetics Surveys	32
7.3.3 2015 Induced Polarization Ground Geophysical Survey	32
7.3.4 2019 Induced Polarization Ground Geophysical Survey	32
7.3.4.1 Methodology	32
7.3.4.2 Results	33
7.4 Aerial Drone Surveying	33
7.5 AI Techniques	34
7.6 Drilling	36
7.7 Historical Drilling	40
7.8 1997 Drilling	40
7.9 2003-2008	40
7.9.1 2003 Drilling	40
7.9.2 2004 Drilling	41
7.9.3 2005 Drilling	41
7.9.4 2006 Drilling	41
7.9.5 2007 Drilling	41
7.9.6 2008 Drilling	41
7.10 2010-2011	42
7.10.1 2010 Drilling	42
7.10.2 2011 Drilling	43
7.11 2012 Drilling	43
7.12 Discussion on Drilling Completed Prior to 2015	45
7.13 Drilling Completed by Fury	45
7.13.1 RAB Drilling	46
7.13.1.1 RAB Drilling Methodology	46
7.13.2 Diamond Drilling	49
7.13.2.1 Methodology	50
8 Sample Preparation, Analyses, and Security	52
8.1 Detailed Till Samples	52
8.2 Rock Samples	52
8.3 RAB Drilling	53
8.4 Diamond Drilling	53
8.4.1 QC Sampling	58
8.5 Summary	58
9 Data Verification	58
9.1 Database Verification	58
9.2 2015 through 2021 Quality Assurance and Quality Control	59
9.2.1 Certified Reference Material	59
9.3 Conclusions	60
10 Mineral Processing and Metallurgical Testing	60
10.1 2003	60
10.2 2008	61
10.3 2009	62
10.3.1 Mineralogy	62
10.3.2 Comminution	62
10.3.3 Gravity Recovery	62

March 13, 2024	3

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

10.3.4 Flotation	62
10.3.5 Gravity-Flotation Batch Testing	63
10.3.6 Gravity-Flotation Locked-Cycle Testing	63
10.3.7 Flotation Batch Testing	63
10.3.8 Leaching	63
10.3.8.1 Concentrate Cyanide Leaching	63
10.3.8.2 Whole Ore Leaching	63
10.4 Conclusions	64
11 Mineral Resource Estimate	65
11.1 Summary of the 2013 and 2017 MRE	66
11.2 APEX Validation of the 2017 MRE	67
11.3 Cutoff Grades	74
11.4 Mineral Resource Reporting	74
11.4.1 Search Strategy	75
11.4.2 2023 Mineral Resource Estimates Classification	75
11.4.3 Open Pit Reasonable Prospects for Eventual Economic Extraction	76
11.4.4 Underground Reasonable Prospects for Eventual Economic Extraction	76
11.4.5 Classification Definitions	81
11.4.6 Committee Bay Gold Project Mineral Resource Statements	81
11.5 Risks and Uncertainties	83
12 Mineral Reserve Estimates	83
13 Mining Methods	83
14 Processing and Recovery Methods	83
15 Infrastructure	84
16 Market Studies	84
17 Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups	84
18 Capital and Operating Costs	84
19 Economic Analysis	84
20 Adjacent Properties	84
21 Other Relevant Data and Information	84
22 Interpretation and Conclusions	85
23 Recommendations	86
24 References	89
25 Reliance on Information Provided by the Registrant	90
26 DATE AND SIGNATURE PAGE	91

Tables
Table 1: NCGC Permits and Licences	6
Table 2: Three Bluffs Mineral Resource Effective as of December 31, 2023	7
Table 3: Recommended Work Programs for 2024 and beyond	10
Table 4: Drilling by Year and Type	36
Table 5: Select pre 2015 Drilling Highlights	44
Table 6: Summary of Drilling Completed by Fury	45

March 13, 2024	4

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Table 7: Fury Internal CRMs for Diamond Drilling	59
Table 8: Fury Internal CRMs for RAB Drilling	60
Table 9: 2008 Gold Recovery Results	62
Table 10: Gold Variogram Parameters.	72
Table 11: Composite Gold (ppm) Statistics for (Note: statistics consider declustering weights, capping, and exclude orphans)	73
Table 12: Parameters Used for Open Pit Resource Estimate (Ross, 2017).	76
Table 13: Summary of Current Committee Bay Gold Project Mineral Resources.	82
Table 14: Phase 1 Recommended Work Program	87
Table 15: Phase 2 Recommended Work Program	88

Figures

Figure 1: Property Location and Claims	15
Figure 2: Composite Stratigraphic Column of the Prince Albert Group in the Committee Bay Area.	23
Figure 3. Regional Geology	25
Figure 4: Surficial Geology	31
Figure 5: 2019 IP Survey Cross Section with Interpretation. Line SH-09	33
Figure 6: AI Derived Targets.	35
Figure 7: Drilling by Type	39
Figure 8: 2015 - 2021 Drilling Completed by Fury	47
Figure 9: Fury RAB Drilling Methodology Flow Sheet	48
Figure 10: 2021 Three Bluffs Drilling	49
Figure 11: Fury Diamond Drilling Methodology Flow Sheet	51
Figure 12: RAB Drilling Sample Preparation and Analysis Flow Sheet	56
Figure 13: Diamond Drilling Sample Preparation and Analysis Flow Sheet	57
Figure 14: Interval lengths of raw assays within the OP and UG domains.	68
Figure 15: Lengths of missing sample intervals within the OP and UG domains.	69
Figure 16: Lengths of calculated composites within the OP and UG domains.	70
Figure 17: The probability plots used to evaluate potential outliers and capping levels.	71
Figure 18: Gold Variograms	72
Figure 19: Cumulative distribution functions of the final capped and declustered composites, excluding orphans.	73
Figure 20: View of the Committee Bay Deposit Illustrating Grade Continuity of Resource Blocks Above Cutoff (≥ 4.0 g/t Au) and Potential Mineable Shapes.	78
Figure 21: View of the Committee Bay Deposit Illustrating Grade Continuity of Resource Blocks Above Cutoff (≥ 4.0 g/t Au) and Potential Mineable Shapes.	79
Figure 22: View of the Committee Bay Deposit Illustrating Grade Continuity of Resource Blocks Above Cutoff (>4.0 g/t Au) and Potential Mineable Shapes.	80

Appendices

Appendix 1 - Committee Bay Claims and Leases	AT END

March 13, 2024	5

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

1 Executive Summary

1.1 Overview

Fury is a Vancouver based Canadian public company involved in mineral exploration and development. Fury is listed on the Toronto Stock Exchange and the NYSE American Stock Exchange.

This Technical Report Summary (TRS) conforms to United States Securities and Exchange Commission's (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601 (b)(96) Technical Report Summary. The purpose of this TRS is to support the disclosure of the Committee Bay Property mineral resource estimates with an effective date of December 31, 2023.

The Committee Bay Project (CBP), 100% held by Fury, comprises 156 claims and 57 crown leases, totalling 254,623.05 hectares (ha). located in 1:250,000 scale NTS map sheets 56J, 56K, 59O and 56P, approximately 430 km northwest of the town of Rankin Inlet.  Annual holding costs for the Project amount to $156,998.03. The Project is accessible only by air.

The CBP is made up of mineral claims and leases located on Crown Land and surface and sub-surface Inuit Owned Lands (IOLs) which are subject to the Nunavut Land Claims Agreement (NLCA). See Table 1 for NCGC permits and licences for advanced exploration activities on the CBP.

Organization	Description	Permit/Licence #
Nunavut Impact Review Board (NIRB)	Project Reference Number	07EN021
Indigenous and Northern Affairs Canada (INAC)	Land Use Permit (Bullion camp)	N2021C0002
	Land Use Permit (Hayes camp)	N2021C0001
Kitikmeot Inuit Association	Land Use Licence for IOL (Ingot/Crater camps)	KTL314C003
Nunavut Water Board (NWB)	Water Licence	2BE-CRA2025
Indigenous and Northern Affairs Canada (INAC)	Commercial Leases	Lease 056J/11-1-2
Lease 056J/12-1-2

Table 1: NCGC Permits and Licences

The CBP is underlain by Archean and Proterozoic rocks extensively covered by Quaternary glacial drift in the northern part of the Churchill Structural Province (Heywood and Schau, 1978). The focus of gold exploration in the area has been the granite-greenstone terrane of the Archean Prince Albert group (PAg).

March 13, 2024	6

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

The Committee Bay area comprises three distinct Archean-aged subdomains including the PAg, Northern Migmatite subdomains and the Walker Lake intrusive complex. The PAg subdomain contains abundant supracrustal rocks of the lower and middle Prince Albert group. The lower PAg comprises basalts, komatiites and 2732 Ma rhyolite while the middle PAg consists of a sequence of iron formation, psammite, semipelite and <2722 Ma quartzite. The middle PAg is overlain by a 2711 Ma dacite while both the lower and middle PAg were cut by 2718 Ma synvolcanic intrusions and post-volcanic intrusions aged 2610 to 2585 Ma.

The majority of the gold mineralization identified to date within the Committee Bay Greenstone Belt (CBGB) is hosted in silicate, oxide, and/or sulphide facies iron formation. Gold mineralization has also been identified in shear hosted quartz veins in sediments and volcanic rocks throughout the belt. The CBGB hosts over 40 showings, the most advanced being the Three Bluffs deposit.

Since acquiring the Project in 2015, Fury has initiated a comprehensive exploration programs consisting of geological mapping, till sampling, aerial drone imagery, a combined airborne magnetic gradiometer and electromagnetic survey, and rotary air blast (RAB) and diamond drilling. In 2021 Fury intercepted 10m of 13.93 g/t Au within a crenulated meta-sediment 120m outside of the defined Three Bluffs resource.

The 2023 Mineral Resource Estimate is summarized in Table 2. Mineral Resources have been classified in accordance with the definitions for Mineral Resources in S-K 1300, which are consistent with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) definitions).

Table 2: Three Bluffs Mineral Resource Effective as of December 31, 2023

Classification	Mining Scenario	Au Cutoff (g/t)	Tonnes (000 t)	Average Gold (g/t)	Contained Au (troy ounces)
Indicated	OP	3.0	1,761.9	7.72	437,467
	UG	4.0	313	8.57	86,368
	Total		2,075	7.85	523,835

Inferred	OP	3.0	592.4	7.57	144,126
	UG	4.0	2342	7.65	576,238
	Total		2,934	7.63	720,364

Notes:

1. Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability, although, as per S-K 1300 requirements, which are consistent with CIM requirements, the Mineral Resources reported above have been determined to have demonstrated reasonable prospects for eventual economic extraction.

2. The Mineral Resources were estimated in accordance with the definitions for mineral resources in S-K 1300, which are consistent with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

March 13, 2024	7

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

3. The Mineral Resources Committee Bay Gold Project was initially reported in Ross (2017) - QP David A. Ross, M.Sc., P.Geo, effective date of May 31, 2017.

4. The resources reported above are reviewed in detail within this Report and are accepted as current by the Qualified Person, Mr. Bryan Atkinson, P. Geo, Senior Vice-President, Exploration of the Company.

5. The Cutoff grades were determined using average block grade values within the estimation domains and an Au price of US$1,200/oz, and Process Recovery of 93%, Open Pit mining costs of C$10.00/t, Underground mining costs of C$70.00/t, Process and G&A costs of approximately C$75/t and an exchange rate of 1.25 US$/C$.

6. A bulk density values value of 3.15 t/m3 was assigned based on available SG measurements.

7. Differences may occur in totals due to rounding.

The 2023 Mineral Resource Estimate (2023 MRE) has been prepared in accordance with the definitions for mineral resources in S-K 1300, which are consistent with the 2019 CIM Best Practice Guidelines for mineral resource estimation. The wireframe gradeshell models represent the drilled mineralization and are suitable for use in block model estimations. The Three Bluffs deposit meets the criteria of reasonable prospects for eventual economic extraction in the combined open pit and underground portions of the MRE. Relatively high cut-off grades of 3.0 g/t Au for the open pit and 4.0 g/t for the underground resource were selected for reporting the Three Bluffs MRE due to the modelled mineralization showing reasonable continuity at higher grades. The remote nature of the Three Bluffs deposit lends itself to economic extraction through a low tonnage high grade scenario as assumed by the current MRE.

The author is of the view that there are no environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors applicable to the Project that could be seen as precluding mineral production once compliance with the many environmental and other governmental requirements are met. Accordingly none of the foregoing are such that they could be said to materially adversely affect the 2023 Mineral Resource estimate.

1.2  Conclusions

Drilling at Three Bluffs has outlined mineralization with three-dimensional continuity, and size and grades that can potentially be extracted economically.  Project geologists have a good understanding of the regional, local, and deposit geology and controls on mineralization.  The geological models are reasonable and plausible interpretations of the drill results.

There has been no new drilling in the immediate area of the resources which were last calculated in 2013 and restated in 2017, and the long-term average metal price and operating cost assumptions used herein are appropriate.

Mineral Resources for the Three Bluffs deposit were estimated assuming combined open pit and underground mining methods.  At cut-off grades of 3.0 g/t Au for open pit and 4.0 g/t Au for underground, Indicated Mineral Resources are estimated to total 2.07 Mt at an average grade of 7.85 g/t Au containing 524,000 ounces gold.  At the same cut-off grades, Inferred Mineral Resources are estimated to total 2.93 Mt at an average grade of 7.64 g/t Au containing 720,000 ounces gold.  The open pit resources were constrained by a preliminary pit shell generated in Whittle software.  Underground resources are reported at the high cut-off grade outside of the pit shell.

March 13, 2024	8

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

The limited metallurgical testwork conducted so far suggests that the gold can be recovered by conventional means, such as a combination of gravity and flotation followed by cyanide leaching of the concentrate.  Additional metallurgical testwork will be warranted if further exploration increases the size of the resource.

In 2021, significant gold mineralization associated with crenulated metasediments within a regional shear zone running sub-parallel to the iron formation host of the Three Bluffs deposit was identified. Shear zone hosted gold mineralization represents a style of gold mineralization that has been historically under explored within the Project. Exploration historically has focussed on magnetic iron formation stratigraphy up ice of gold in till or gold bearing boulder occurrences. Across the Committee Bay supracrustal belt there are several significant gold in till anomalies that have yet to be explained and do not appear to be sourced from nearby iron formation units.  There is good potential to discover additional mineralization and to add to the resource base within the Project.

1.3 Recommendations

Future exploration efforts should focus on shear zones in proximity to regional gold in till anomalies as it has been shown these can host significant gold grades over width.  The recommended Phase 1 work program consists of a regional portion focussed on under explored shear zone hosted gold as well as a drill program focussed on the Three Bluffs deposit to determine the continuity of the shear zone hosted mineralization immediately adjacent to the resource.  The Phase 1 program will consist of a desktop analysis of the known gold in till anomalies to identify those not linked to iron formation. The field portion of Phase 1 will consist of boulder mapping, and infill till sampling to identify the highest probability targets to be drill tested along shear zones with known regional gold anomalies.

The Phase 1 program is anticipated to include collection of 15,000 infill detailed till samples and 7,500 m of Diamond drilling along the shear zone sub-parallel to the Three Bluffs deposit.  The Phase 1 program is estimated to cost approximately $5 million (Table 2).

A Phase 2 exploration program will be drill intensive. An additional 10,000 - 15,000m of diamond drilling should be completed at the Three Bluffs deposit to explore the down dip potential of the limb mineralization as well as tying in the newly identified shear zone hosted mineralization with the ultimate goal of updating the Mineral Resource Estimate. An additional 10,000m of drilling should be allocated to regional targets defined from the Phase 1 program. The Phase 2 program is estimated to cost between $15 and $20 million (Table 3).

March 13, 2024	9

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Table 3: Recommended Work Programs for 2024 and beyond

Phase 1
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	350,000
Assaying	Sampling and Analytical	150,000
Drilling	Three Bluffs Diamond Drilling (7,500 meters at $220/m)	1,650,000
Till Sampling	Detailed sampling program	120,000
Land Management	Consultants. Assessment Filing, Lease Payments	250,000
Community Relations	Community Tours, Outreach	30,000
Information Technology	Remote site communications and IT	35,000
Safety	Equipment, Training and Supplies	15,000
Expediting	Expediting (Rankin Inlet, Baker Lake, Churchill)	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	250,000
Freight and Transportation	Freight, Travel, Helicopter, Fixed Wing	450,000
Fuel		1,000,000
General and Administration		100,000
Sub-total		4,550,000
Contingency (10%)		455,000
Total		5,005,000
Phase 2
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	1,750,000
Drilling	20,000 - 25,000 m Diamond Drilling at Three Bluffs and regional	6,500,000
Assaying	Sampling and Analytical	750,000
Community Relations	Community Tours, Outreach	50,000
Information Technology	Remote site communications and IT	150,000
Safety	Equipment, Training and Supplies	75,000
Expediting	Expediting (Rankin Inlet, Baker Lake, Churchill)	550,000
Camp Costs	Equipment, Maintenance, Food, Supplies	1,250,000
Freight and Transportation	Freight, Travel, Helicopter, Fixed Wing	1,950,000
Fuel		2,750,000
General and Administration		400,000
Sub-total		16,175,000
Contingency (10%)		1,617,500
Total		17,792,500

March 13, 2024	10

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

2 Introduction

This Technical Report Summary on the Committee Bay Project (the Project), located in Kitikmeot Region, northeastern Nunavut Territory, Canada is authored by Bryan Atkinson, SVP Exploration at Fury. The purpose of this summary report is to document the current Mineral Resource estimate of the Three Bluffs deposit and to outline the work completed by Fury on the Project. The Report is prepared for Fury Gold Mine Ltd. (Fury) a Vancouver-based exploration company formed in June 2008. Fury is engaged in acquiring, exploring, and evaluating natural resource properties in Canada.  It is a reporting issuer in British Columbia whose common shares trade on the Toronto Stock Exchange (TSX: FURY) and the NYSE-American (NYSE: FURY).  Fury is under the jurisdiction of the British Columbia Securities Commission.

Since 2015 the Company has pursued a comprehensive exploration program consisting of geological mapping and sampling, till sampling, high resolution drone imagery, ground and airborne geophysical surveying as well as both rotary air blast and diamond drilling.

The Project represents a strategic land position covering prospective lithologies and structures for gold deposits.  The Project hosts the Three Bluffs deposit, which is at the resource definition stage, as well as a large land position, which merits additional exploration.

2.1 Sources of Information

The Committee Bay Project has been the subject of several NI 43-101 Technical Reports. The most recent prepared by Bryan Atkinson of Fury and Andrew Turner, P.Geol., of APEX Geoscience Ltd. entitled "Technical Report on the Committee Bay Project, Nunavut Territory, Canada" dated September 11, 2023 with an effective date of July 22, 2023.

The Project and work documentation reviewed in the preparation of this Report, and other sources of information, are listed in Section 24.

2.2 Personal Inspection

Mr. Atkinson has been involved in all exploration programs on the Project since 2015 and was last on site from July through to August 2021 when the project was last active. As Senior VP Exploration and in earlier roles with Fury or its predecessors, Mr Atkinson has been intermittently involved with the Committee Bay project since 2003.

3 Property Description

3.1 Location

The Project consists of 156 claims and 57 crown leases covering 254,623.05 ha, (Figure 1, Appendix 1) located in eastern part of the Kitikmeot Region of Nunavut, approximately 430 km northwest of the town of Rankin Inlet. The Project is only accessible by air. Fixed-wing and helicopter charters may be arranged from Baker Lake or Rankin Inlet, Nunavut.

March 13, 2024	11

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

The claims are aligned over a distance of approximately 280 km in a northeast-southwest direction.  The approximate centre of the Project is located at Universal Transverse Mercator (UTM) co-ordinates 7,400,000m N and 570,000m E (NAD 83, Zone 15N).  The approximate UTM co-ordinates for the centre of the currently defined Three Bluffs deposit are 7,393,600m N and 568,000m E. The Project is located within National Topographic System (NTS) 1:250,000 scale map-areas; 56J (Walker Lake), 56K (Laughland Lake).

3.2 Project Ownership

On March 20, 2015, Fury entered into a definitive joint venture agreement with North Country Gold Corp. (NCG) whereby it could earn a 51% interest in the Project but later acquired all the NCG shares that it did not already own in exchange for 13.8 million shares of Auryn valued at approximately $20.4 million resulting in NCG becoming a wholly-owned subsidiary of Fury.

The Project consists of seven non-contiguous blocks totaling 154 claims and 57 crown leases totaling approximately 254,623.05 ha (Figure 1). Appendix 1 lists all of the claims and leases along with the relevant tenure information including their designation number, registration and expiry dates, area, assessment work credits and work requirements for renewal.

Under the current Nunavut Mining Regulations claims are valid for thirty years. Annual work requirements are based on the number of map units included in each claim and increase from $45 per unit in year one to $270 per unit in years 21 through 30. The Project claims currently cover 12,271 map units.

Lease payments of $2.50/ha, totalling $146,724.24 annually, are required to maintain the 57 Project leases in good standing.

Several claims have the full 30 years worth of assessment expenditure work filed and no longer require additional expenditures for their maintenance. All crown leases were legally surveyed and registered by Ollerhead and Associates of Yellowknife, NWT with the Mining Recorder's and Surveyor General's offices in Iqaluit, Nunavut. Crown leases and mineral claims are shown in Figure 1.

3.3 Mineral Tenure

Crown Lands in Nunavut are managed pursuant to the Territorial Lands Act and its related Regulations, including the Nunavut Mining Regulations. Sub-surface lands include hard-rock minerals, precious gems, and coal.  The rights to these materials are administered through the Nunavut Mining Regulations and the Territorial Coal Regulations.  There is a distinction between sub-surface minerals and surface mineral substances that have specific purposes such as carving stone and building materials.  These special use surface minerals are administered through the Territorial Quarry Regulations.  The Nunavut Mining Recorder's office is responsible for sub-surface rights administration of Crown Land.  The Mining Recorder's office is responsible for administering the Nunavut Mining Regulations which entered into force on March 31, 2014 and last amended on January 30th, 2021.

March 13, 2024	12

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

The Project is in part, situated on Inuit Owned Lands (IOL) wherein the Inuit control surface rights but not subsurface or mineral rights.  There are no annual fees for the IOL and no claims in the Three Bluffs area are located on IOL.

3.4 Royalties and Encumbrances

Several claims comprising the Project are subject to royalties.  Terracon Geotechnique Ltd. (Terracon) and a group formerly of Apex Geoscience Ltd. (Apex) each hold a 0.5% net smelter return (NSR) royalty on the property and the area of interest referenced Appendix 1 (denoted CBJV AOI).  Effective May 30, 2011, Apex transferred 51% of its 0.5% NSR to a private party, Oar-Rock Geoscience Ltd., and the remaining 49% interest to two companies: 677081 Alberta Ltd. and 678119 Alberta Ltd.

Maverix Metals Inc. holds a 1% gross override diamond royalty on the area denoted in Appendix 1 (GFJV AOI).

Bruce Goad holds a 1.5% NSR on the following claims (Appendix 1):

• Wren 1 to 5 claims, inclusive (claim tag F60231 to F60235, inclusive)

• Pick 2 and 3 claims (claim tags F54798 and F54760)

• West claim (claim tag F60212)

The Goad NSR royalty can be bought down for $2 million for each 0.5% NSR.

Gold production from the Three Bluffs deposit would only trigger the royalty due under the CBJV AOI.

3.5 Permitting

Land use permits are required to conduct exploration on both IOL and Crown owned lands.  The IOL parcels in the Committee Bay area are administered by the Kitikmeot Inuit Association (KIA).  Land use permits for non-Inuit owned lands (Federal lands) are obtained from Aboriginal Affairs and Northern Development Canada.  A water permit from the Nunavut Water Board, for any and all uses of water, including camp and drilling, is also required in order to conduct exploration work in Nunavut.  The permitted camp and work sites are subject to inspection by the administrators of various permits as well as representatives of the Workers Safety and Compensation Commission.

The following is a list of permits and licences acquired and maintained in good standing by Fury:

• Indigenous and Northern Affairs Canada Commercial Leases: 056J/11-1-2, 056J/12-1-2

• Indigenous and Northern Affairs Canada Land Use Permits: N2021C0002 (Bullion Camp), N2021C0001 (Hayes Camp)

• Kitikmeot Inuit Association Land Use Permit: KTL314C003 (Ingot and Crater Camps)

• Nunavut Impact Review Board Project Reference Number: 07EN021

March 13, 2024	13

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

• Nunavut Water Board Licence: 2BE-CRA2025

Based on personal visits and given that the Project is exploration stage, the author is of the view that other than camp site rehabilitation there are no material environmental liabilities associated with the Project.  Fury has all required permits to conduct the proposed work on the Project.  The author is of the view there are no factors, subject to customary compliance with governmental regulatory permitting that would impede or impair access, title, or the right or ability to perform the proposed work program on the Project.

March 13, 2024	14

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

INDEX MAP
Committee Bay Property
100 km
NORTHWEST TERRITORIES
NUNAVUT
Legend
Permanent Camps
Inuit Owned Lands
Subsurface
Surface Only
Crater Camp
Walker Lake
Ingot Camp
Hayes Camp
Bullion Camp
Laughland Lake
Kitikmeot Region
Kivalliq Region
450000
500000
550000
600000
650000
700000
7500000
7450000
7400000
7350000
FURY GOLD MINES LTD.
Committee Bay Property, Nunavut
Property Location
1:750,000
0 10 20 30 40
km
UTM NAD83 Zone 15
North Country Gold Corp.
Vancouver, BC

Figure 1: Property Location and Claims

March 13, 2024	15

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

4 Accessibility, Climate, Local Resources, Infrastructure and Physiography

4.1 Accessibility

The Project is only accessible by air, best serviced from Baker Lake, Rankin Inlet or Yellowknife. All camp sites within the Project include unprepared esker airstrips accessible by Twin Otter or Turbine Otter fixed-wing aircraft on oversized tires from June through September.  Parts of the Hayes River area (and south) are accessible to float-equipped fixed-wing aircraft by late June, however, Sandspit Lake at the Hayes Camp is not normally free of ice until mid to late July and there are very few float equipped aircraft based in the eastern arctic.  During the winter and early spring months (December through May), landings may be achieved either on flat esker tops where snow does not accumulate or on frozen lakes by fixed-wing aircraft equipped with ski or wheel-ski landing gear. Fixed-wing and helicopter charters may be arranged either from Baker Lake or Rankin Inlet, located approximately 330 km and 430 km, respectively, southeast of the Hayes Camp, or from Yellowknife, located approximately 1000 km west southwest of Hayes Camp.

4.2 Climate

The climate in the Project area is typical of the eastern arctic/sub-arctic, being cold in the winter (-20 to -45◦C) and mild in the summer (+5 to +15◦C).  Precipitation is low throughout the year, but drifting snow in the winter can result in considerable localized accumulations, particularly on the sides of hills.  Fog is often a problem near the coast and at higher elevations particularly during the late spring to early summer and the fall months.  Snow covers most of the Committee Bay region until early June and most large lakes are icebound until about mid-July.

4.3 Local Resources & Infrastructure

Fury through its NCGC subsidiary, maintains four camps to support seasonal exploration campaigns in various portions of the Project, namely Hayes Camp (100 person capacity), Bullion Camp (20 to 40 person capacity) Ingot Camp (currently not in use) and Crater Camp (20 to 40 person capacity). The Project also benefits from a 914 m, graded, esker airstrip at Hayes Camp, a permitted, seasonally prepared 1,580 m winter ice airstrip, which is constructed on the adjacent Sandspit Lake, and 320 m tundra airstrip at Bullion Camp. A drill water system is maintained at the Three Bluffs site.

4.4 Physiography

The Laughland Lake - Ellice Hills area lies within the Wager Plateau, which is an elevated region within the Precambrian Canadian Shield of Nunavut.  The area lies well above the tree line and is thus characterized by typical tundra flora and fauna.  This area has been modified by continental glaciation, and comprises numerous glacially sculpted hills, which rise above boulder fields, till moraines and sand plains.  Elevation ranges from 200 m to about 560 m above sea level.  Relief along the belt ranges from relatively flat plains with less than 50 m relief in the Laughland Lake area in the southwest to quite hilly areas with greater than 200 m of relief in the Kinngalugjuaq Mountain and Curtis River areas to the northeast.  Glacial erosional and depositional features indicate paleo-ice flow directions to the north-northwest.  Drainage is via the Brown, Hayes and Quoich rivers in the southwestern portion of the Committee Bay region, and the Kellett, Atorquait and Curtis Rivers in the northeast.

March 13, 2024	16

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Rock exposure in the Laughland Lake - Ellice Hills region is generally about 10-20% as either rock outcrop or, more frequently, as felsenmeer.  In a few places, rock exposure may reach up to 70%, however there are also extensive areas in which rock exposure is minimal or non-existent.  Extensive felsenmeer is developed in most areas of rock exposure, forming large boulder fields that consist mainly of in situ frost-heaved blocks.

4.5 Conclusions

The Committee Bay Project is a remote greenfields site with no existing roads, power or water.  Development of the project will require:

  Upgrading of the current tundra airstrip at Hayes camp to allow for fly in / fly out operations on a scale suitable to development.
  Installing local solar, wind or diesel power
  Upgrading of the current 100 person Hayes camp
  Development of local water resources for potable and non-potable water consumption.

In the opinion of the Author, the Committee Bay Project site offers, subject to customary environmental and other regulatory compliance, adequate surface rights and land suitable for the construction of a processing plant, tailings facility, waste rock dumps, and mining camp.  The project site has several suitable sources of water pending the necessary approvals.

Winter conditions are expected to prevail from September through to the following June, and this may impair year-round operations if the property were to be placed in production.

5 History

The following describes work completed in the general vicinity of the Project prior to 2015.

5.1 The Geological Survey of Canada (GSC) Studies

The GSC initially mapped the Laughland Lake-Ellice Hills area at a scale of 1:506,880 in 1961 and 1967. Detailed re-mapping (1:250,000) and airborne magnetic surveys were completed between 1972 and 1977. A geological re-assessment of the mineral potential of Prince Albert group (PAg) rocks within the then proposed Wager Bay National Park, was performed by the GSC in 1992. Between 1999 and 2002, the GSC, through the Canada-Nunavut Geoscience Office, performed a multi-disciplinary study of the Committee Bay Greenstone Belt (CBGB) that included geological (bedrock) mapping (1:100,000 scale), Quaternary surficial mapping, regional till sampling, airborne magnetic surveying, and some rock sampling.

March 13, 2024	17

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

5.2 Base Metal Focused Exploration (Prior to 1992)

Prior to 1992, historical assessment reports indicate that most exploration in the area was focused on the identification of base metals in PAg rocks after reconnaissance mapping by the GSC identified several serpentinized ultramafic intrusions within what was referred to as the "Precambrian metasedimentary belt".

In 1970, King Resources Company (KRC) performed a base metal exploration program in the Laughland Lake (NTS 56K) and Ellice Hills (NTS 56P) areas. Reconnaissance geological mapping and sampling concentrated on the delineation of ultramafic bodies. Ground geophysical surveys followed the reconnaissance mapping to further delineate the ultramafic zones. The third phase of its exploration consisted of detailed geological mapping, detailed geophysical surveying, trenching, and sampling. From their field work it was concluded that the Project area contained a distinctive linear metasedimentary belt into which ultramafic rocks had been intruded. It was further concluded that the ultramafic rocks contained the nickel content typically seen on other ultramafic orogenic belts worldwide. KRC concluded that the area was favourable for continued nickel exploration.

The Aquitaine Company of Canada (Aquitaine) conducted base metal exploration on its Har claims (NTS 56K), Heb claims (NTS 56J), and the now expired Prospecting Permits 231 to 234 (NTS 56J and 56K) in 1971. Aquitaine completed a 2,556 line-mile airborne electromagnetic and magnetic survey over the area. The survey resulted in the identification of 18 conductive zones, 47 isolated anomalies, and several areas with good conductivity parametres coupled with coincident magnetic responders. Further ground geophysical and geological follow-up work over the anomalous zones was recommended.

Cominco Limited (Cominco) conducted reconnaissance and detailed geological mapping, ground geophysical surveys and sampling in the Hayes River area (NTS 56J) in 1970 and between 1974 and 1976. This work suggested that the Hayes River area was underlain by predominantly granitic and paragneissic rocks with minor metavolcanics and small zones of komatiitic rocks. Cominco concluded that there was a limited potential on its properties for identifying large ultramafic bodies capable of carrying significant amounts of sulphides and did not recommend further work.

After a number of radiometric anomalies were discovered by the Federal Uranium Reconnaissance Program, Urangesellschaft Canada Ltd., in 1979, performed reconnaissance airborne radiometric surveys and follow-up prospecting for uranium within NTS 56K in the Laughland Lake area. These anomalies were found to have been caused by areas of elevated background radioactivity in gneissic and granitic rocks and were not considered significant. No other work was recommended.

During 1986, Wollex Exploration, a division of Comaplex Minerals Corp., performed reconnaissance geological mapping at 1:20,000 and 1:60,000 scales in a portion of the West Laughland Lake area (NTS 56K). A number of north-northwest trending quartz veins were discovered that returned anomalous silver, lead, and zinc values. Other shear zones were found that carried anomalous gold and arsenic. One magnetite sample and 65 rock samples were collected; however, results were not encouraging enough to recommend further work.

March 13, 2024	18

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

5.3 Gold Focused Exploration (Post 1992)

Between 1992 and 2002, CBR Gold Corp. (CBR), the predecessor company to NCGC performed reconnaissance and detailed exploration for gold within the CBGB region. Work included prospecting, rock grab and rock chip sampling, frost boil sampling, gridding, staking, airborne and ground geophysical surveying, geological mapping, and diamond drilling.

Gold Fields Limited (GFL), through a subsidiary, entered into an option agreement with CBR in 2003 to acquire up to 55% interest, exclusive of diamond rights, in the CBGB properties by spending $7.5 million over four years. The agreement stated that GFL could earn an additional 10% interest by expending another $7.5 million. The diamond rights were subsequently optioned to Indicator Minerals Inc. (Indicator) in 2004.

Exploration in 2003 comprised 1,388.5 line-km of time domain electromagnetic (EM) and magnetic airborne geophysical surveys over 11 targets. Diamond drilling comprised 15 holes (totalling 1,480 m) at the Three Bluffs, Koffy and Inuk prospects, reconnaissance and detailed prospecting (resulting in 530 rock samples collected), and regional geological mapping. The final three holes at Three Bluffs encountered gold mineralization with intersections up to 27.41 g/t Au over 9.44 m.

In 2004, aggressive exploration continued which comprised 6,781 m of diamond drilling, in 47 holes, over five CBGB prospects (Four Hills, Cop, Ledge, Prospector, and Three Bluffs), with the majority of the work being conducted at Three Bluffs (31 holes totalling 5,355 m).  Drilling at Three Bluffs aimed to expand upon the gold mineralization found in 2003. The results from the 2004 drilling were used to model the mineralization and produce the Project's maiden Mineral Resource estimate. Other work completed in 2004 included lake water geochemical sampling (519 samples), reconnaissance to detailed prospecting (1,639 rock grab samples collected), and regional mapping.

Having met its initial expenditure threshold to acquire 55% of the Project, GFL elected not to expend the additional funds to acquire the additional 10% interest. In 2005, an agreement was reached that provided CBR the opportunity to return to full ownership by spending $10 million. The 2005 program, funded entirely by CBR, included airborne geophysical surveys, mapping and prospecting, and diamond drilling (2,619 m in seven holes at Three Bluffs and 643 m in three holes at Anuri) that totalled C$8.5 million in expenditures.

In 2006, GFL allowed its option to lapse and returned 100% ownership to CBR. The 2006 exploration program comprised 3,503 m of drilling at Anuri and West Plains in addition to the collection of 579 rock samples and 175 till samples (Blakley and Rennie, 2008).

The 2007 field program consisted of 5,669 m of diamond drilling at Three Bluffs and Inuk along with the collection of 876 rock grab samples and 687 till samples across the CBGB, focussing on areas that had seen limited previous exploration (Turner, 2010). Of the rock samples collected, 28 returned values greater than 1.0 g/t Au and, of these, three were considered to be new prospects. The remaining 25 samples expanded and confirmed the extent of mineralization at Ghost, Muskox, Maro, Shamrock, Betwixt, and Ridge (Turner, 2010).

March 13, 2024	19

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

The 2008 program consisted of prospecting, rock and till sampling, and diamond drilling. A total of 2,678 m of diamond drilling was completed along with the collection of 662 grab samples and 1,170 till samples. The rock and till sampling programs were designed to follow up past anomalous results as well as to test previously underexplored sections of the CBGB. Only five of the grab samples returned values greater than 1.0 g/t Au (Turner, 2010).

The 2009 exploration program consisted of rock and till sampling; no drilling was undertaken. A total of 666 rock grab samples and 61 till samples were taken (Turner, 2010). Fieldwork in 2009 concentrated on areas away from known occurrences and, as a result, only two of 666 grab samples returned values greater than 1.0 g/t Au (Turner, 2010).

Exploration activity conducted by NCGC in 2010 comprised additional diamond drilling, the completion of a Titan 24 Induced Polarization (IP) survey over Three Bluffs and along strike to the southwest, and a concurrent field-based prospecting and assessment of the company's regional mineral properties. Drilling was focussed on the Three Bluffs-Antler-Hayes corridor and comprised 54 drill holes for an aggregate of 5,749 m. Quantec Geoscience Ltd. conducted a Titan Direct Current (DC)/IP survey on twelve lines, spaced 420 m apart, over the Three Bluffs area and covered from 4.5 km east of Three Bluffs to the Hayes occurrence. The survey identified conductive bodies that correlated with known gold mineralization locations at Three Bluffs as well as new anomalies located at Antler and Hayes. The survey identified new areas of potential gold mineralization along the mostly untested Walker Lake trend.

The 2011 exploration program comprised 187 drill holes for 28,644 m split between 95 RC holes for 10,148 m and 92 diamond drill holes for 18,496 m. This drilling was largely focused along the Three Bluffs-Antler-Hayes corridor for resource delineation whilst 4 holes were drilled at West Plains.

In March 2012, NCGC completed a 16 hole diamond drill program for 7,005.7 m and a 116 line-km ground magnetic geophysical survey over the area covering the strike extension of the Three Bluffs stratigraphy to the northeast of the main deposit and infilled areas covered by the 2004 geophysical survey. The results indicate linear "magnetic highs" extending from the main linear anomaly of the Walker Lake trend eastward. These magnetic highs were interpreted to represent iron formation stratigraphy.

No work was performed on the Project in 2013 and 2014.

5.4 Previous Resource Estimates

The Historical Resource Estimates discussed below have not been sufficiently reviewed by the author to be deemed current mineral resources. Fury does not treat these historical resource estimates as current. Current Mineral Resource Estimate for the Project is discussed in Section 11 of this report.

March 13, 2024	20

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

5.4.1 2004 MRE

In 2004, RPA completed a Technical report on the Three Bluffs area which included a Mineral Resource estimate for the Three Bluffs Deposit. The 2004 historical resource estimate used a block model method constrained by wireframe grade-shell models, with Inverse Distance Squared (ID2) weighting. A bulk density of 3.1 t/m3 was used and individual assays were capped at 60 g/t Au prior to compositing. At a cut-off grade of 3 g/t Au, the Inferred Mineral Resources at Three Bluffs were estimated to be 1.9 million tonnes grading 8.0 g/t Au, for 488,000 contained ounces of Au (Rennie and Wallis, 2004).

5.4.2 2008 MRE

In 2008, Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA), a predecessor company to RPA, updated the Three Bluffs Mineral Resource estimate using a block model method constrained by wireframe grade-shell models, with Inverse Distance Cubed (ID3) weighting. The grade estimation was constrained using wireframe models, which were constructed by Committee Bay personnel using a 2 g/t Au grade cut-off and a nominal minimum width of 1.5m. The database contained records for 84 holes, totaling 13,304 m of drilling. Scott Wilson RPA estimated Indicated Resources totaling 2.45 million tonnes grading 5.94 g/t Au for 468,000 contained ounces of gold and Inferred Resources of 1.34 million tonnes grading 5.34 g/t Au for 230,000 contained ounces of gold (Blakley and Rennie, 2008).

5.4.3 2009 MRE

In 2009, Scott Wilson RPA completed an update to the Three Bluffs mineral resource model using a block model constrained by three-dimensional (3D) wireframes of the principal mineralogical domains. Grade for Au was interpolated into the model using ID3. Scott Wilson RPA estimated Indicated Resources totalling 2.70 million tonnes grading 5.85 g/t Au for 508,000 contained ounces of gold and Inferred Resources of 1.27 million tonnes grading 5.98 g/t Au for 244,000 contained ounces of gold (Scott, Rennie and Lambert, 2010).

5.4.4 2012 MRE

In 2012, RPA prepared an updated Mineral Resource estimate for the Three Bluffs Project using a block model method constrained by wireframe grade-shell models, with ID3 weighting, with an effective date of December, 2011. A gold price of $US1400 per ounce was used in the estimation. Two sets of wireframes and block models were employed: one which contemplated open pit mining and the other underground mining. A lower set of cut-off criteria were used for the open pit, 1.35 g/t Au, versus the underground, 2.50 g/t Au. A pit shell was generated from the open pit model and blocks from the open pit model captured within this shell were considered eligible for reporting as open pit resources. The same pit shell was applied to the underground model, except that blocks were included only if they were outside of the shell. RPA estimated Indicated Resources of 4.30 million tonnes grading 4.90 g/t Au for 678,000 contained ounces of gold and Inferred Resources of 4.53 million tonnes grading 5.69 g/t Au for 829,000 contained ounces of gold (Rennie and McDonough, 2012).

March 13, 2024	21

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

5.4.5 2013 MRE

In 2013, RPA updated the 2011 estimate to include the results of an additional 7,005.7 m in 16 holes with an effective date of April 2013. The estimate was carried out using a block model constrained by wireframe grade-shell models. Estimated gold grades were interpolated into the blocks using ID3 weighting. Two sets of wireframes and block models were employed: one which contemplated open pit mining and the other underground mining. A lower set of cut-off criteria were used for the open pit, 1.35 g/t Au, versus the underground, 2.50 g/t Au. A gold price of $US1400 per ounce was used in the estimation. A pit shell was generated from the open pit model and blocks from the open pit model captured within this shell were considered eligible for reporting as open pit resources. The same pit shell was applied to the underground model, except that blocks were included only if they were outside of the shell. RPA estimated Indicated Resources of 4.31 million tonnes grading 4.90 g/t Au for 680,000 contained ounces of gold and Inferred Resources of 5.53 million tonnes grading 5.69 g/t Au for 938,000 contained ounces of gold (McDonough, 2013).

5.4.6 2017 MRE

In 2017 an Updated Mineral Resource Estimate with an effective date of May 31, 2017 was prepared by David Ross of RPA. The mineral resources in that report are the same as the 2023 Mineral Resource Estimation herein.

5.4.7 Discussion on Previous Resource Estimates

The historical Mineral Resource Estimates summarized above are superseded by the 2023 Mineral Resource Estimation. Additional drilling, interpretation and modeling has been completed subsequent to the historical resource estimates. The historical resource estimates summarized above show a linear progression through time as more data and information was added at the Three Bluffs Deposit and in Mr. Atkinson's opinion were reasonable with the information available at the time the resource estimates were completed. The only current mineral resource estimate for the Committee Bay Project is Mr. Atkinson's 2023 Mineral Resource Estimate discussed in Section 11 of this report.

5.5 Historical Drilling

Drilling completed prior to 2015 supports the 2023 Mineral Resource Estimate and is described in Section 7 of this report. Drilling since 2015 was conducted outside of the resource area and does not impact the estimate.

5.6 Past Production

There has been no previous production from the Project.

March 13, 2024	22

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

6 Geological Setting, Mineralization and Deposit

6.1 Geology

The Committee Bay area is underlain by Archean and Proterozoic rocks extensively covered by Quaternary glacial drift in the northern part of the Churchill Structural Province (Heywood and Schau, 1978). The focus of gold exploration in the area has been the granite-greenstone terrane of the Archean Prince Albert group (PAg) (Figure 2). Correlative rocks to the PAg, spanning over 2000 km, have been identified as the Murmac Bay group in Saskatchewan (Hartlaub et al., 2001), the Woodburn Lake group northeast of Baker Lake (host to the Meadowbank deposit; Zaleski et al., 2001) and the Mary River group on Baffin Island (Bethune and Scammell, 1997).

Figure 2: Composite Stratigraphic Column of the Prince Albert Group in the Committee Bay Area.

The Committee Bay area comprises three distinct Archean-aged subdomains including the Prince Albert group and Northern Migmatite subdomains and the Walker Lake intrusive complex (Skulski et al., 2003).  The PAg subdomain contains abundant supracrustal rocks of the lower and middle Prince Albert group. The lower PAg comprises basalts, komatiites and 2732 Ma rhyolite while the middle PAg consists of a sequence of iron formation, psammite, semipelite and <2722 Ma quartzite. The middle PAg is overlain by a 2711 Ma dacite while both the lower and middle PAg were cut by 2718 Ma synvolcanic intrusions and post-volcanic intrusions aged 2610 to 2585 Ma (Skulski et al., 2003) (Figures 2 and 3).

March 13, 2024	23

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

The Arrowsmith River shear zone separates the Prince Albert group and Northern Migmatite subdomains. The Northern Migmatite subdomain is composed of metsedimentary rocks with lesser mafic and ultramafic rocks from the upper PAg, bracketed to <2691 Ma. These high-grade metamorphic rocks are cut by variably composed 2580 Ma plutonic rocks.  Rocks of the Walker Lake intrusive complex are in faulted contact with the Prince Albert group subdomain proximal to the Walker Lake shear zone but are in intrusive contact with the Prince Albert group subdomain elsewhere. The Walker Lake intrusive complex comprises 2610 Ma granodiorite to monzogranite that is cut by late- to post-tectonic 1821 Ma monzogranite (Skulski et al., 2003).

6.2 Structure

Two major fault systems in the central portion of Committee Bay Greenstone Belt cut Prince Albert group rocks.  These are: (a) the northeasterly-striking Kellett Fault; and (b) the northwesterly-striking Hayes River Fault.  Several other north-, northwest and easterly-striking faults occur within the Laughland Lake - Ellice Hills area (Heywood and Schau, 1978).  Geological and geophysical evidence indicates easterly-striking dextral shearing and northeasterly-striking sinistral shearing components exist and cut or deform rocks of the Committee Bay Greenstone Belt.  These shear zones may have acted as conduits for gold bearing fluids, as most of the gold occurrences discovered to date appear to be spatially related to the major shear systems and their kinematically related sub-structures.  The northeasterly shears, which are generally parallel to the strike of the rock units, may be part of a conjugate shear set that is related to the easterly-striking Walker Lake and Amer Shear Zones, indicating that the principal component of regional pure shear is oriented north-northwesterly in the Committee Bay Greenstone Belt.

Three phases of ductile deformation are recognized in the rocks of the Committee Bay greenstones.  The S1 foliation is typically recognized in komatiitic and plutonic rocks, in particular, as a northwest striking fabric parallel to bedding in the komatiites. Axial planar folds from the first deformation phase are locally recognized. The dominant fabric throughout the Committee Bay region is the northeasterly striking S2 foliation which is axial planar to regional F2 folds. This regional foliation is interpreted to represent a composite S2+/-S1 fabric. D3 structures include northeast trending F3 folds and S3 fabrics that overprint D2 fabrics (Skulski et al., 2003).

Metamorphic grade increases northeasterly to a metamorphic culmination near Committee Bay (Schau, 1982).  The southwestern part of the Committee Bay region displays metamorphic grades of upper greenschist to upper amphibolite facies, whereas the metamorphic grade of the northeastern part of the region generally ranges from upper amphibolite to granulite facies.  Most porphyroblasts seem to be pre- to syn-kinematic relative to the main (S2+/-S1) fabric development (Skulski et al., 2003). Schau (1982) have discovered evidence of a possible retrograde metamorphic event, superimposed upon the initial regional metamorphism.

March 13, 2024	24

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Figure 3. Regional Geology

450000
500000
550000
600000
650000
700000
7500000
7450000
7400000
7350000
N
Monzogranite
Granodiorite
Inuk
Mist
Tuugaalik
Koffy
Amphibolite
Biotite + Magnetite Tonalite
Gabbro
high-grade Metasedimentary rocks
Peridotite and BIF
K-feldspar Granodiorite
Biotite Granodiorite
Queen
Kinngalugjuaq
Kinng Mountain
Knight
Peanut
Kinng Gold
Kinng Silver
Naqsaq
Kuagnat Complex: Tonalite - Tonalite Gneiss
Semipelitic Paragneiss and Diatexites
Tonalite to Granite Intrusions
Hudson Monzogranite
Walker Lake Intrusive Complex
Monzogranite to Syenogranite
Gabbroic sills-dykes-stocks
Biotite Tonalite
Central Tonalite
Felsic to Intermediate Volcanics
K-feldspar megacrystic Granodiorite / Monzogranite

Legend			
Claims	Lithology	Monzogranite	Quartzite
Leases	Amphibolite	Gabbro	Kuagnat Complex: Tonalite - Tonalite Gneiss
Gold Prospects	Granodiorite	Banded Iron Formation	Laughland Lake Anorthosite Suite
Structure	Tonalite	Komatiite (plus or minus BIF)	Walker Lake Intrusive Complex
Major fault	Granite	Mafic Volcanic and Volcaniclastics	Gabbroic sills-dykes-stocks
	Metasedimentary rocks	Peridotite	Hudson Monzogranite
	Felsic to Intermediate Volcanics	Pelite-Semipelite-Psammite	

FURY GOLD MINES LTD.

Committee Bay Property, Nunavut

Regional Geology

1:750,000

0 10 20 km

UTM NAD83 Zone 15

North Country Gold Corp.

Vancouver, BC

March 13, 2024	25

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

6.3 Mineralization

The majority of the gold mineralization throughout the CBGB is hosted in silicate, oxide, and/or sulphide facies iron formation. Gold mineralization has also been identified in shear hosted quartz veins in sediments and volcanics throughout the belt (Blakely and Rennie, 2008). The CBGB hosts over 40 known gold occurrences.  Most developed is the Three Bluffs deposit discussed in Section 11 of this report.

Pyrite and pyrrhotite are the most common sulphides and occur as fine-grained disseminations or irregular patches along quartz vein margins in iron formations and chlorite-epidote-amphibole alteration zones in mafic to ultramafic rocks, and as semi-massive bands parallel to bedding in both oxide and silicate facies iron formations.

Arsenopyrite occurs locally as disseminations, individual euhedral acicular crystals, semimassive bands, and clots. At Three Bluffs, arsenopyrite occurs in sedimentary units adjacent to mineralized/altered iron formation. At the Raven occurrence, arsenopyrite has a strong association with gold mineralization where it occurs as fine to medium grained euhedral disseminations with tourmaline and quartz.

Chalcopyrite occurs mainly as disseminations associated with pyrite at Anuri and Three Bluffs but has been observed at other locations within the CBGB. Galena was observed south of Kinngalugjuaq Mountain in two localities, one of which was associated with silver mineralization. Sphalerite has been identified in several locations, most notably at the Burro occurrence where coarse black iron-rich sphalerite comprises up to 5% of an auriferous quartz vein.

Elevated gold grades correlate to the presence of arsenopyrite, pyrite, and pyrrhotite bearing iron formation, metasedimentary, and metavolcanic rocks, no consistent positive correlation has been found between the highest-grade gold grades and the overall volume percentages of these sulphide minerals. The most important characteristic common to the majority of the high-grade gold occurrences appears to be the overall degree of silicification.

6.4 Deposit Types

The primary deposit type of interest in the CBGB is gold within silicate, oxide, and sulphide iron formation mainly of orogenic origins.

Iron formation hosted deposits consist mainly of sulphidic replacements of Fe-rich layers in magnetite or silicate banded iron formation (BIF), adjacent to variably developed quartz veins and veinlets. The intensely mineralized central parts of some deposits consist of nearly continuous wallrock replacements, which can obscure their epigenetic character and can lead to ambiguities about the timing of mineralization (Caddy et al., 1991; Kerswill, 1996).

BIF-hosted deposits occur in greenstone belts that are either volcanic-dominated or sediment-dominated, where they are located stratigraphically near regional volcanic-sedimentary transition, as is the case at Homestake and Morro Velho.  A few deposits, like Lupin, also occur near the edges of large clastic sedimentary basins, in absence of significant mafic volcanic rocks.  Magnetite BIF is the dominant host in greenschist grade rocks, whereas silicate BIF prevails at mid-amphibolite grade or higher (Kerswill, 1996).  At the local scale, BIF-hosted deposits are commonly associated with the hinges of folds, anticlines or synclines, and intersections of shear zones and faults.  As a consequence, the deposits are commonly stratabound and plunge parallel to their host fold hinge or to the line of intersection of controlling shear zones with the BIF unit.  In greenstone belts, many BIF-hosted deposits also contain concentrations of intermediate to felsic porphyry stocks and dykes.

March 13, 2024	26

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Kerswill (1996) has divided iron formation-hosted gold deposits, based on the dominant style of gold distribution, into two principal varieties; stratiform and non-stratiform (or vein type).  Some deposits have characteristics of both varieties.

In the vein-type deposits, gold hosted by iron-formation is restricted to late structures (quartz veins and/or shear zones) and/or iron sulphide-rich zones adjacent to such structures.  Ore is confined to discrete, commonly small shoots separated by barren (gold- and sulphide-poor) iron formation, typically of oxide facies.  These non-stratiform ores are essentially a variety of the mesothermal quartz-carbonate vein deposits.

Deposits of the stratiform type can be subdivided into those occurring within sediment-dominated settings and those within mixed volcanic-sedimentary settings.  In the former, gold is uniformly disseminated in thin, but laterally extensive units of cherty pyrrhotite-rich iron formation that are conformably interlayered with sulphide- and oxide-poor iron formation and pelitic sedimentary rocks in portions of turbidite basins relatively distant from felsic volcanic centers.  In the deposits within mixed settings, gold is uniformly disseminated in thin, but laterally extensive units of cherty sulphide iron formation that are associated with carbonate iron formation and black carbonaceous shale relatively close to volcanic centres.

Work carried out by Fury and its predecessors has identified that gold associated with quartz veins occurs in most localities and is present throughout the belt in anomalous concentrations in nearly all lithologies, so there exists the possibility for shear zone-hosted deposits.

Elevated amounts of gold generally exist in arsenopyrite, pyrite, and pyrrhotite bearing iron formations, metavolcanic and metasedimentary rocks.  Despite gold occurrences across the belt displaying macroscopic differences in geology and mineralogy, one or more of these sulphide minerals, in varying proportions, accompany silicification and chloritization in samples that have high amounts of gold mineralization.  The most important common characteristic appears to be silicification.

March 13, 2024	27

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

7 Exploration

From 2015 to 2021, Fury Gold has completed extensive regional and infill till geochemical campaigns, ground and airborne geophysical surveying as well as aerial drone surveying. The Company has incurred approximately $60M in expenditures exploring the Project and intends to continue its exploration with the continued testing of regional targets and expansion of the Three Bluffs deposit.

7.1 Till Sampling

The till sampling program was designed to develop robust and repeatable gold vectors over targets identified in NCGC's prospectivity analysis. A total of 6,951 regional and 10,769 detailed till samples have been collected by the Company.

The regional till sampling was the first systematic geochemical sampling to cover the entire Project area. Regional till sampling identified 20 priority gold in till anomalies for follow up in addition to highlighting all but two previously know gold occurrences along the CBGB.

Detailed till sample grids were completed over all 20 priority regional anomalies in order to develop robust and repeatable gold vectors.

7.1.1 Methodology

Regional till samples were collected approximately every 500 m, over 1-km spaced traverse lines. This grid size was established from previous industry and government prospecting and till sampling at known deposits and showings. High-resolution till samples were collected approximately every 50 m, over 100 m spaced traverse lines. The sampling grids were oriented perpendicular to predominant local ice flow directions.

For the regional till samples three to four kilograms of till matrix was sampled at each site from surface boils or till pits dug using a short-handled shovel to depths of 10-50 cm below the thin Arctic soils. The matrix material was placed in a heavy duty (8 X 14 inches) plastic bag after removing large pebbles and secured with plastic cable ties. Waterproof, coded tags were placed in the bag and outside secured with the zip-tie.

Another shovel full of till was sieved on site through a 10-mesh screen (4 mm) to remove pebbles for visual identification (i.e. quartz pebbles-sulphides) and a ~1 kg subsample of pebbles was bagged for later examination. Surficial and sample site data from each site were entered in field computers and 2 photos were taken of each site, one of the terrain and one of the sampling site with sample matrix and pebbles displayed.

Detailed till samples were collected approximately every 100 m or 200 m, along 100 m or 200 m spaced traverse lines. The sampling grids were oriented perpendicular to predominant local ice flow directions. 500 g of fine-grained till was collected at each sample site using a shovel. Samples were collected preferentially from frost boils, in the absence of frost boils samples were collected from holes that were dug through the soil. All visible pebbles were removed from the sample before it was placed in a numbered Kraft soil bag, with a sample tag placed inside the bag. The bags were closed with a zip-tie. Sample data was recorded in field data loggers.

March 13, 2024	28

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

7.2 Mapping and Rock Sampling

The company completed extensive boulder and surficial mapping programs in conjunction with rock sampling to refine drill targets. A total of 19,721 boulder mapping points were recorded along with 737 rock grab samples collected. The boulder mapping and rock sampling notably led to the discovery of a high grade boulder train at Anuri Lakes that's source is as of yet unidentified.

Stea Surficial Geology Services (Stea) was engaged to produce and interpret a surficial geology map over the Property area to aid in exploration planning. Subsequently, Stea interpreted sampling results in the context of glacial dispersal theory and surficial mapping to evaluate the regional and local Au anomaly patterns.

Stea divided the surficial deposits of the CBGB into four exploration-relevant units glaciofluvial (GF, eskers, channels), till blanket, (Tb, drumlins, crag and tails, moraines), till veneer (Tv), and rock areas (R, strike ridges) (Figure 4). The surficial geology was mapped at 1:15,000-1:20,000 scales with unit polygons and landform symbol modifiers. Landforms identified using the drone imagery formed the basis of unit classification, and selective ground truthing occurred as till sampler training was performed. Sites visited during sampler training confirmed the efficacy of unit classification using the drone imagery.

Till covered areas were identified as most suitable for sampling and interpretation because till is considered a "first derivative" of bedrock - essentially crushed and transported local rock. Till veneer (Tv) regions are best as these regions have a simple and shorter transport history and feature abundant outcrop to verify possible lode sources. Glaciofluvial sediments have a more complex depositional history than tills and can essentially mask local bedrock geochemical responses. Ice flow directional indicators were compiled in rose diagrams for each mapping area to better evaluate the major flow events affecting the various regions. Crag and tail hills are perhaps the most common directional landform in the region and are identified by an isolated resistant rock outcrop or area of thin till over rock trailed by a thick, streamlined till "tail" oriented in the direction of ice flow. The CBGB can be divided into three broad regions with differing "predominant" flow patterns.

Predominant flows are defined as the direction of the modal ice flow vector and presumed to reflect the net dispersal directions for mineralized sources. In the southwest portion of the CBGB the predominant flow is northwestward (345°), in the central portion northward (355°) and in the NE portion northeastward (035°).

7.2.1 Methodology

Rock samples were generally selected based on favorable lithology and mineralization. A total of 80 rock samples were collected in 2019 and 2021 (Figures 5 and 6). Samples were collected using a hammer and placed in a poly ore bag with the sample number written on both sides in permanent marker. A sample tag marked with the unique sample number was placed inside each sample bag and sealed with a cable tie. The geological information and location were entered into an ArcGIS based application via Apple iPad devices.

March 13, 2024	29

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

All the rock sample bags are packaged in double bagged 20" x 40" polywoven rice bags (for added protection), labelled with the laboratory address, shipment number, bag number and shipper details. Prior to sealing the rice bags, a sample submittal form is be placed within the first bag of the sample shipment. The rice bags are sealed with security tags, which are scanned for the corresponding bag.

The boulder mapping program was completed using traverses over prospective areas identified from the high resolution drone imagery.

Boulders were mapped based on lithology, mineralization, sulphide content, and magnetic susceptibility. The geological information and location was entered into an ArcGIS based application via Apple iPad devices. Magnetic susceptibility readings were collected using handheld KT-10 devices. Boulders were selected for sampling based on favorable lithology and mineralization and collected using a hammer. Samples were placed in a poly ore bag with the sample number written on both sides in permanent marker. A sample tag marked with the unique sample number was placed inside each sample bag and sealed with a cable tie. The site position was recorded using Apple iPad devices.

March 13, 2024	30

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Legend
Claims
Leases
Gold Prospects
Channel
Esker
Moraine
Crag
Drumlin
Glacial Striae
Strike Ridges
Surficial Geological Unit
Glacial Fluvial
Outcrop
Till Blanket
Till Veneer
Inuk
Mist
Kotty
Tuugaalik
Queen
Kinngalugjuaq
Kinng Mountain
Knight
Peanut
Kinng Gold
Kinng Silver
Naosaq
450000
500000
550000
600000
650000
700000
7500000
7450000
7400000
7350000
FURY GOLD MINES LTD.
Committee Bay Property, Nunavut
Surficial Geology
1:750,000
0 10 20
km
UTM NAD83 Zone 15
North Country Gold Corp.
Vancouver, BC

Figure 4: Surficial Geology

March 13, 2024	31

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

7.3 Geophysical Surveys

7.3.1 2016 Airborne Survey

A combined airborne magnetic gradiometer and electromagnetic (Resolve) survey was flown between April 12 and June 12, 2016. A total of 6,584.8 line-km were flown including 5,979.3km of traverse lines at 50 m to 200 m line spacing and 605.5 km of tie lines at 500 m to 2,000m line spacing. The survey data was utilized as part of the overall belt wide prospectivity analysis in conjunction with the geochemical sampling and mapping data.

7.3.2 2016 and 2017 Ground Magnetics Surveys

A total of 2,930.71 line-km of ground magnetics surveying along 50m spaced grid lines was completed across nine prospects during the 2016 and 2017 field programs. The magnetics data was utilized for identifying magnetic iron formation stratigraphy as well as for developing a structural model to further direct drilling which in 2017 was following immediately behind the surveying.

7.3.3 2015 Induced Polarization Ground Geophysical Survey

Between July 6th and August 6th, 2015, 11.4 line-km of 2D pole-dipole Direct Current Induced Polarization (DCIP) was collected by Aurora Geosciences. The survey was done over a total of six NW-SE lines, approximately 2 km in length, equally divided into two blocks of 3 survey lines, within claims F95268 and F95270. IRIS/IP-10 receivers and GDD instrumentation transmitters were used to conduct the survey. The data show that the resistivity across lines is well correlated whereas the chargeability information has a more nebulous signature, without any clear correlation between lines.

The resistivity data and subsequent inversions agreed well with known structures across all the lines, and helped map with more confidence the location of several conductive units such as faults, shear zones and various lithologies like banded iron formations (BIFs). The chargeability data was much noisier, and the correlation in the inversions to mapped structures is not clear. The chargeability data was often noisy distorted by the permafrost, especially in conductive areas where the signal strength is low.

7.3.4 2019 Induced Polarization Ground Geophysical Survey

During 2019 24 line-km of Induced Polarization (IP) ground geophysical surveying was completed at the Aiviq prospect targeting linear conductors using a pole-dipole array with 25, 50 and 100 m dipole spacing (Figure 4).  The 25 and 50 m data were acquired using 10 measuring dipoles (n = 10) while 6 dipoles (n = 6) were measured for the 100 m survey.

7.3.4.1 Methodology

During 2019 24 line km of Induced Polarization (IP) ground geophysical surveying was completed using a pole-dipole array with 25, 50 and 100 m dipole spacing (Figures 7).  The 25 and 50 m data were acquired using 10 measuring dipoles (n = 10) while 6 dipoles (n = 6) were measured for the 100 m survey. Survey lines were established by the geophysical crew under direction from North Country Gold's geological team. The easting, northing and elevation of each station was measured and recorded using a Garmin handheld GPS. The complete logistics report for the 2019 IP survey is included as Appendix 3a.

March 13, 2024	32

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

7.3.4.2 Results

The data was QA/QC'd and processed by Computational Geosciences Inc. The data were inverted in both 2D pseudo sections and 3D meshes. The IP survey targeted linear conductors at the Aiviq showing. In total 11lines of 50m and 100m dipole data were acquired with an N-spacing of 1:10, including one line (SH-08) of 25m, 50m and 100m dipole data. The 50m and 100m dipole combination was chosen as the preferred survey geometry after comparing various inversion results on SH-08. The 50m and 100m combination proved quicker to acquire compared to 25m dipole data and provided much better depth resolution compared to 25m dipole data without sacrificing too much resolution near the surface. Figure 5 shows line SH-09 with inversions and interpretation.

Figure 5: 2019 IP Survey Cross Section with Interpretation.  Line SH-09

7.4 Aerial Drone Surveying

Approximately 4,750 km2 of aerial drone surveying was completed in 2015 and 2016 using hand launched unmanned aerial vehicles. Detailed imagery in the visible spectrum as well as relative digital elevation data was collected at 10cm resolution.

Both visible spectrum imagery and relative digital elevation information were collected at high resolution to aid in the interpretation of surficial geology and in logistical drill planning; imagery resolution of <10 cm per pixel was maintained throughout. A desktop study of the drone imagery included mapping of landforms indicating glacial ice-flow direction (e.g. drumlins, crag-and-tails, etc.) and the classification of surficial geology into 4 exploration relevant units using landforms associated with each unit. Proposed drill collar locations were also reviewed using the imagery to avoid boulder fields or otherwise unsuitable terrain and could be moved as needed while ensuring intersection of the planned drill target.

March 13, 2024	33

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

The drone imagery was also used to locate gossanous boulder zones for mapping and sampling. A colour filter was applied to the imagery to highlight rusty orange-red-purple material that simplified the identification and recording of gossanous boulders. Gossanous boulder trains delineated as part of this desktop study were the focus of subsequent field mapping and sampling activities.

The survey was conducted using senseFly eBee drones. The eBee drone has a wingspan of 96cm, weighs less than 1kg including battery and camera, and has a nominal flight time of up to 50 minutes. A 20.9 Megapixel Canon G9X camera was mounted in the drone, and images were stored in the JPEG file format. Planned flight paths and georeferencing of images may be based in any known local or global coordinate system, or even using an arbitrary local system, and for this survey were recorded in the World Geodetic System 1984 (WGS84) with a specified accuracy of 1-5m.

Drone imagery was post processed completely within PostFlight Terra 3D software. This software is customized to accept Sensefly eBee images and flight data automatically. Images are imported as geotagged JPEGs and are converted to georeferenced orthomosaic geoTIFFs during processing.

7.5 AI Techniques

In 2019 an artificial intelligence (machine learning) desktop analysis was completed using the extensive existing exploration database for the Project. The AI targeting program was trained using data from the Three Bluffs deposit and was then deployed to look for similar geological, geophysical and geochemical associations within a 1600 km2 area. A total of twelve targets were generated (Figure 6) based on this work and warrant follow-up.

March 13, 2024	34

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Figure 6: AI Derived Targets.

March 13, 2024	35

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

7.6 Drilling

Drilling throughout the Committee Bay Project area has taken place intermittently from 1997 through to 2021, in total 130,440.99m of drilling was completed in 754 drill holes through this time period (Table 4 and Figure 7). In 2011 95 reverse circulation (RC) drill holes for a total of 10,148m were completed in the western portion of the Three Bluffs area. From 2015 through 2018 regional exploration drilling was completed using Rotary Air Blast (RAB) drilling. In total 271 RAB holes for 47,194.49m were completed. The balance of meterage, 73,098.5m in 388 drill holes, was completed using diamond drilling (DD) methodologies spanning mineralized prospects across the Project from West Plains in the SW to Inuk in the NE.

Table 4: Drilling by Year and Type

Prospect	Type	Number of Holes	Metres Drilled	Year
Antler	DD	2	121.36	1994
Three Bluffs	DD	6	695.28
Three Bluffs	DD	6	781	1996
Inuk	DD	6	776.6	1997
Inuk	DD	5	537.41	2003
Koffy	DD	3	246.28
Three Bluffs	DD	6	694.43
Cop	DD	3	256.52	2004
Four Hills	DD	7	623.73
Ledge	DD	2	261.75
Prospector	DD	3	292.7
Three Bluffs	DD	31	5354.23
Antler	DD	4	643.43	2005
Anuri	DD	4	692.21
Raven	DD	9	1669.16
Three Bluffs	DD	7	2618.68
West Plains	DD	5	617.95
Anuri	DD	9	1462.53	2006
West Plains	DD	14	2046.48
Inuk	DD	9	1124.55	2007
Thee Bluffs	DD	28	4632.23
Bluff 7	DD	3	964	2008
BRR	DD	5	1646
Ledge	DD	1	159.84
Three Bluffs	DD	7	1285.68
Antler	DD	14	1735.6	2010
Hayes	DD	3	433.39

March 13, 2024	36

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Prospect	Type	Number of Holes	Metres Drilled	Year
Three Bluffs	DD	37	3676.91
Antler	DD	31	5050.6	2011
	RC	8	949.45
Hayes	RC	26	2830.37
Three Bluffs	DD	61	13443.35
	RC	61	6368.18
West Plains	DD	4	426.11
Three Bluffs	DD	16	7005.67	2012
Four Hills	RAB	4	345.95	2015
West Plains	RAB	29	2734.06
Antler	DD	2	891.48	2016
Anuri	RAB	34	5701.28
Muskox	RAB	7	1257.3
Three Bluffs	DD	4	2823.97
West Plains	RAB	19	2883.41.
Aarluk	RAB	12	2337.84	2017
Aiviq	RAB	13	2423.18
Anuri	RAB	15	3017.55
Castle Rock	RAB	18	3485.42
Four Hills	RAB	4	726.95
Inuk	RAB	11	2124.47
Kinng Au	RAB	2	402.34
Koffy	RAB	11	2121.43
Kalulik	RAB	19	3564.67
Kinng Mountain	RAB	6	1207.02
Mist	RAB	4	687.33
Quartzite Ridge	RAB	6	1181.11
Tuugaalik	RAB	4	804.68
Tulugaq	RAB	7	1408.19
Three Bluffs Extension	RAB	6	1173.49
West Plains	RAB	6	1053.09
Ziggy North	RAB	3	603.51
Ziggy South	RAB	9	1810.53
Aarluk	RAB	7	1319.98	2018
Aiviq	DD	16	5002.39
	RAB	7	1217.81
Kalulik	RAB	8	1601.87
Kalulik	DD	1	430.07	2019
Aiviq	DD	4	1475.62

March 13, 2024	37

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Prospect	Type	Number of Holes	Metres Drilled	Year
Shamrock	DD	1	425.81
Three Bluffs Extension	DD	1	377.04
Raven	DD	5	1422.1	2021
Three Bluffs	DD	3	1157.8

March 13, 2024	38

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

INDEX MAP
Committee Bay Property
NORTHWEST TERRITORIES
NUNAVUT
Legend
Drill Collar
DD
RAB
RC
Prospect
Inuit Owned Lands
Subsurface
Surface Only
Inuk
Mist
Tuugaalik
Koffy
Kinng Gold
Aarluk
Castle Rock
Tulugaq
Ridge
Shamrock
Walker Lake
Kalulik
Aiviq
Three Bluffs
Antler
Raven
Ziggy
Four Hills
Muskox
Anuri
Quartzite Ridge
West Plains
Laughland Lake
Kitikmeot Region
Kivalliq Region
FURY GOLD MINES LTD.
Committee Bay Property, Nunavut
Drilling by Type
1:750,000
UTM NAD83 Zone 15
North Country Gold Corp.
Vancouver, BC

Figure 7: Drilling by Type

March 13, 2024	39

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

7.7 Historical Drilling

Logging and sampling protocols for drilling have remained generally consistent throughout all of the Committee Bay Project drilling campaigns.  The holes were quick-logged by a geologist.  The quick logs included a brief description of lithology, alteration and mineralogy, as well as a description of any significant structural characteristics.  The core was photographed and stored pending more detailed logging.

Detailed core logging included description of lithology, mineralization, type and intensity of alteration, vein mineralogy and component percentage, silicification intensity, fracture intensity and structural components such as faults, fractures, contacts, bedding, cleavage (primary and secondary) and veining, measured relative to the core axis.  Geotechnical logging includes recovery, rock quality designation (RQD) and, occasionally, specific gravity.

Generally, core recovery was observed to be very good, and in the Qualified Person's opinion there are no drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results.

7.8 1997 Drilling

In 1997 six diamond drill holes for 776.6m were completed at the Inuk prospect in the far NE extent of the Committee Bay Project.  The 1997 drilling was conducted by Connors Drilling Ltd. (Connors) of Kamloops, British Columbia. The standard core size drilled was NQ2 (50.6 mm diameter).

Drill hole 97I003 intercepted 39.04m of 2.71 g/t Au including 11.20 g/t Au over 5.97m.

7.9 2003-2008

From 2003 to 2008, diamond drilling at the Three Bluffs Project was conducted by Connors . The standard core size drilled at Three Bluffs at the time was NQ2 (50.6 mm diameter).

7.9.1 2003 Drilling

In 2003, a total of six holes for 694 m were completed at Three Bluffs and an additional nine holes (786 m) were drilled on other prospects in the NE portion of the Project, including Koffy and Inuk, for a total of 1,480 m. Drill hole collars, including the historic 1994 to 1996 holes, were surveyed using a total station GPS system. Downhole dips were measured at 30 m intervals using a Roto-dip mechanism.

The first three holes at Three Bluffs, tested the down plunge extent of known high-grade gold mineralization that had been identified at surface. The intent of the remaining three drill holes was to test the strike extent of gold mineralization and iron formation to the east of the surface expression of a broad fold flexure approaching a large intrusive body mapped grid east/northeast of the Three Bluffs occurrence. Significant sulphide iron formation and greywacke were intersected in all six holes including 44.6m of 7.99 g/t Au in drill hole 03TB006 and 44.47m of 8.97 g/t Au in drill hole 03TB006 .

March 13, 2024	40

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

7.9.2 2004 Drilling

In 2004, the drilling was carried out by Connors in two programs using three different drills. The drilling totaled 5,355 m in 31 holes at Three Bluffs (6,781 m in 47 holes overall). Drill hole collars were located on the ground using differential GPS and downhole surveying was done with EZ-Shot or Maxibor instruments. Oriented core was marked to help interpret the true orientation of the quartz veins and foliations.

7.9.3 2005 Drilling

In 2005, a program of 2,619 m of drilling in seven holes was conducted at the Three Bluffs Project to explore the down-dip potential of the zones. An additional 643 m were drilled at Anuri in three drill holes.

7.9.4 2006 Drilling

There was no diamond drilling conducted at Three Bluffs, while 3,503 m were drilled at Anuri and West Plains in 2006.

7.9.5 2007 Drilling

Drilling in 2007 totaled 5,669 m of which 4,546 m were drilled in 28 holes at Three Bluffs and 1,123 m were completed in nine holes at the Inuk prospect, located approximately 147 km northeast of Three Bluffs. Drilling at Three Bluffs was intended to infill on previous drilling to provide additional confidence on the continuity of the mineralization. Drilling at Inuk was designed to expand the zone of known mineralization.

The 2007 program at Three Bluffs confirmed the continuity of mineralization in the limbs for the anticlinal structure and in the high-grade hinge zone.

Gold mineralization at Inuk occurs as high-grade, sulphide-bearing silicified zones hosted within a low-grade envelop of mineralization contained within a folded iron formation that can be up to 60 m thick in the hinge of the fold. Mineralization in this hinge was confirmed by the 2007 program with an intersection of 13.56 g/t Au over 5.44 m. Another intersection of 11.18 g/t Au over 11.0 m was encountered on the north limb of the Inuk fold structure.

7.9.6 2008 Drilling

Drilling in 2008 was carried out by Refined Energy based in Edmonton, Alberta and focused on the stratigraphy in the west portion of Three Bluffs and on regional anomalies east and northeast of Three Bluffs. Sixteen holes were cored for a total of 2,678 m. Seven holes were drilled at Three Bluffs for an aggregated depth of 1,286 m, including one hole drilled immediately to the north on the Ledge iron formation unit (160 m). An additional eight holes for 1,228m tested along strike of Three Bluffs. These include five "Bluff Regional" holes, drilled along strike to the east, one of which was lost before intersecting its intended target, and three at the BLUFF 7 prospect to the northeast.

Three of the holes at Three Bluffs were intended to test an anomalous gold intersection that was encountered in 2003. The intersection, within altered dacite with quartz veining north of the Three Bluffs iron formation. The drill holes did not encounter gold mineralization within the dacite, however the holes were extended into the iron formation and returned 11.4 g/t Au over 3.2 m. The remaining four holes tested on-strike stratigraphy to the west of Three Bluffs. Significant gold of 13.97 g/t Au over 23.53 m, was intersected 400 m west of the previous drill limit in hole 08TB077. Additional mineralization was intercepted in drill holes 08TB075 (2.46 g/t Au over 15.36 m) and 08TB076 (1.39 g/t Au over 4.22 m). The single drill hole completed at the Ledge prospect did not intercept any significant gold mineralization.

March 13, 2024	41

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Along strike to the east of Three Bluffs, four geophysical anomalies were tested with five holes. One hole was lost in overburden and the remaining four did not intersect any anomalous mineralization.

Three holes were completed on the BLUFF 7 prospect 13 km to the northeast of Three Bluffs. Drill hole 08BL001, intersected 4.00 g/t Au over 3.60 m in highly altered and mineralized iron formation.

7.10 2010-2011

The 2010 and 2011 diamond drilling programs were conducted by Phoenix Energy Services Corp. of Calgary, Alberta and Bodnar Drilling Ltd. of Ste. Rose du Lac, Manitoba, using a combination of contract equipment and drills owned by NCG. Drilling for these two programs was concentrated west of Three Bluffs in an effort to expand the known mineralization.

Drill holes were located a Trimble R8 GNSS (global navigation satellite system) instrument. Drill casings were removed but anchors were left in the ground. Readings taken of the drill rods were done using a total station electronic transit.

Downhole surveys were taken approximately every 30 m using a Reflex EZ-Shot survey tool with a magnetic susceptible reading taken with each survey. Reflex readings were then corrected for declination and magnetic susceptibility. Final down hole surveys were completed every 3m using a Reflex Maxibor or Icefield Gyro instrument.

7.10.1 2010 Drilling

In 2010, a total of 54 NQ (47.6 mm diameter) holes were completed for 5,749 m. The shallow, structurally thickened portion of the hinge zone of Three Bluffs was tested by 15 holes that intersected variable widths of structurally disturbed silica, and locally sericite altered, sulphidized iron formation with associated gold mineralization.

Another 16 holes were drilled along a 500 m corridor immediately west of the Three Bluffs resource area. This drilling identified gold mineralization associated with either altered, sulphidized iron formation or altered, sulphidized and crenulated greywacke.

Seventeen holes were drilled at Antler as a series of two hole set-ups on 60 m spaced sections. Sixteen of the 17 holes intersected variable widths and of gold mineralization associated with altered iron formation, greywacke, and felsic volcanics.

Four holes, completed as two two-hole fences 120 m apart, were drilled 1.5 km west of Antler (four kilometres west of Three Bluffs) in the Hayes area where a high-grade surface sample had been found. Two of the four holes intersected mineralized iron formation while the other holes intersected localized late-stage pegmatite dykes that crossed the mineralized trend at a shallow angle.

March 13, 2024	42

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

7.10.2 2011 Drilling

A total of 187 holes were drilled at Three Bluffs for 28,640 m. The drilling comprised 10,148 m in 95 RC holes and 18,496 m in 92 NQ diameter diamond drill holes.

Drilling concentrated on delineating gold mineralization along the main Walker Lake trend from Three Bluffs in the west to Hayes to the east. Drilling was carried out near existing holes that had returned high-grade results, in an effort to expand the resource. Two additional deep holes were drilled to test grade at depth. An additional two diamond drill holes and 55 RC holes were drilled to the north and south of Three Bluffs to test stratigraphic and magnetic anomalies. The data from 33 of the RC drill holes  was used in the estimation of Mineral Resources.

A four-hole drill program was carried out on the West Plains prospect late in the 2011 field season totaling 426 m. These holes were drilled to better define stratigraphic controls on the known mineralization.

7.11 2012 Drilling

Sixteen NQ-size diamond drill holes totaling 7.005.7 m were completed on the down-dip projection of the principal zones at Three Bluffs.

Drilling intercepted vertically dipping mineralized bodies at an oblique angle so that true thicknesses averaged approximately 40% less than the downhole intersection lengths.

Select drilling highlights from pre- 2015 are presented in Table 5.

March 13, 2024	43

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Table 5: Select pre 2015 Drilling Highlights

March 13, 2024	44

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

7.12 Discussion on Drilling Completed Prior to 2015

It is the opinion of Mr. Atkinson that the diamond and RC drilling conducted prior to 2015 at the Committee Bay Project meets or exceeds current industry best practices. The author is unaware of any drilling or recovery issues that may impact upon the accuracy and reliability of the results. The author was part of the geological team at the Project seasonally from 2003 through to 2008. In Mr. Atkinson's opinion the results generated from the pre 2015 drill programs are suitable for use in a Mineral Resource Estimation.

7.13 Drilling Completed by Fury

From 2015 to 2021, Fury has completed a total of 52,178.56 m of rotary air blast (RAB) drilling in 284 drill holes as well as 9,003.82 m in 22 diamond drill holes (Table 6 and Figure 8).

Table 6: Summary of Drilling Completed by Fury

March 13, 2024	45

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

7.13.1 RAB Drilling

RAB drilling was utilized as a low impact prospecting tool to quickly and cost effectively test drill targets being generated in real time by the concurrent exploration programs. RAB drilling was limited to 200m in depth. Twenty-one prospects across the entire Project were tested with RAB drilling.

In 2017 the RAB drilling program resulted in the discover of the Aiviq showing (12.2m of 4.7 g/t Au in 17RGR003) as well as significant intersections at Aarluk (4.57m of 2.52 g/t Au), West Plains (9.15m of 3.48 g/t Au in 17WPR055 and 62.48 m of 4.23 g/t Au) and Inuk (25.91m of 1.15 g/t Au in 17INR003).

RAB drilling intersected wide low to moderately anomalous gold at Aarluk, Kalulik, Aiviq and Mist East.

7.13.1.1 RAB Drilling Methodology

RAB holes are planned (location, azimuth, dip, length) by the supervising geologist. The drill hole azimuth is established in the field by aligning the drill rig frame or mast with front and back sight pickets. The dip is checked by the geologist prior to collaring the hole.

Drill cuttings were sampled every 5 feet, corresponding to the length of individual drill rods. A poly bag was attached from the cyclone to the bucket and secured with a bungee cord to create a seal and prevent excessive dust in the work area. Upon completion of a drill rod the driller would stop the drill feed and ensure all sample reached the cyclone and blew the hole clear. The bucket of sample was then poured evenly through the riffles of the splitter and collected into a 12"x20" clear plastic sample bag.  The sample bag was barcoded with depth and 3 digits of hole number and zip tied. Sample information was put into Fulcrum data logger. Samples were then submitted to the lab for analysis.

Following the completion of each sample (and duplicate every 10th sample) the bulk sample from the Rubbermaid bin was used to collect a representative sample for the chip tray and XRF analysis. A chip tray sample was collected by inserting the 50 mm sampling spear through the Rubbermaid bin to collect the entire vertical distribution of the sample. This spear sample was then placed in the dry sieve and the fine material removed by shaking the sieve. A representative sub sample was collected from the washed chips and placed in the correct position (corresponding with the drill depth) of the chip tray. A second sample was then collected using the spear. This sample was not sieved and a representative amount was collected in a small zip lock bag for XRF analysis. The sample ID and drilling interval was clearly marked on the bag. XRF analysis, quick and detailed geological logging was performed using the chip trays and representative samples.

Figure 9 depicts the flow sheet for Fury's RAB drilling methodology.

March 13, 2024	46

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

INDEX MAP
Committee Bay Property
100 km
NORTHWEST TERRITORIES
NUNAVUT
Legend
Prospect
Fury 2015 - 2021 Drilling
Diamond
RAB
Inuit Owned Lands
Subsurface
Surface Only
Inuk
Mist
Tuugaalik
Koffy
Kinng Gold
Aarluk
Castle Rock
Tulugaq
Ridge
Shamrock
Kalulik
Aiviq
Antler
Three Bluffs
Walker Lake
Raven
Four Hills
Ziggy
Muskox
Anuri
Quartzite Ridge
West Plains
Laughland Lake
Kitikmeot Region
Kivalliq Region
450000
500000
550000
600000
650000
700000
7500000
7450000
7400000
7350000
FURY GOLD MINES LTD.
Committee Bay Property, Nunavut
Fury Drilling
1:750,000
0 10 20 30 40
km
UTM NAD83 Zone 15
North Country Gold Corp.
Vancouver, BC

Figure 8: 2015 - 2021 Drilling Completed by Fury

March 13, 2024	47

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Figure 9: Fury RAB Drilling Methodology Flow Sheet

March 13, 2024	48

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

7.13.2 Diamond Drilling

Diamond drilling was completed by the Company at Committee Bay in 2016, 2018, 2019 and 2021. A total of seven prospects were tested in the 38 drill holes. Significant intercepts were returned from Aiviq, 13.5 m of 1.54 g/t gold (including 6 m of 3.3 g/t gold); 4.5 m of 2.93/t Au; 1.5 m of 8.95/t Au and; 10.5 m of 1.22 g/t Au as well as from a 120m stepout from the Three Bluffs resource in 2021, 10.0m of 13.96 g/t Au; 3.0 m of 18.67 g/t Au and; 1.0 m of 23.2 g/t Au in drill hole 21TB152. Broad low-grade mineralization was intercepted at Shamrock in 2019 Diamond Drilling.

The 2019 diamond drilling identified a new gold-bearing hydrothermal system and made significant progress in geophysical targeting. At the Shamrock target drill hole 19SH001 intersected 30 meters of 0.67 g/t gold, including 1.5 m of 5.03 g/t gold in, which is characterized by quartz veining within gabbroic rocks. The Shamrock target is located 2.5 kilometers to the southwest of the Aiviq target where the Company drilled 6 meters of 0.48 g/t gold in drill hole 19RG019. Figures 10, 11 and 12 show the completed drill holes with results and interpretations.

The 2019 program also tested the machine learning platform prior to a more expansive drill program. The technology proved to be a useful tool and with further refinements it could become increasingly helpful in future targeting.

The 2021 diamond drilling program at the Three Bluffs deposit targeted a prominent geophysical conductor 120 m down dip from the currently defined resource. The hole intersected three discrete zones of high-grade gold mineralization over a 30 m drill width, including 10.0 m of 13.93 g/t gold, 3.0 m of 18.67 g/t gold and 1.0 m of 23.2 g/t gold (Figure 10). Importantly, these intercepts are associated with a deformation zone within a meta-sediment unit that was not expected to be encountered in this location. These intercepts likely significantly increase the resource expansion potential in the western region of the deposit.

Figure 10: 2021 Three Bluffs Drilling

March 13, 2024	49

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

7.13.2.1 Methodology

Diamond drilling was contracted to Cyr Drilling International Ltd. (Cyr) from Winnipeg, MB.  Cyr used helicopter portable A-5 hydraulic drills manufactured by Zinex Mining Corp. to produce NQ2 (50.6 mm diameter) core.  The drills were moved between drill sites and supported by Astar 350 B3 helicopters provided by Kitikmeot Helicopters from Yellowknife, NT.

The locations of drill hole pads were initially marked using a handheld GPS instrument and the azimuth of the holes was established by compass.  Once the pad was built and the drill moved onto it, an Azimuth Aligner instrument manufactured by Minnovare Pty. Ltd. was used to establish the azimuth.  An inclinometer was used to establish the dip.

The attitude of the hole with depth was determined using a DeviShot instrument manufactured by Devico AS in single shot mode with readings taken by the drillers.  The initial reading was taken at 6 m past the casing with subsequent readings taken nominally at 50 m intervals.  An NCGC geologist checked the core before making the decision to terminate the holes.  Upon completion of the hole, the casings were pulled and the location of a hole marked with a picket.  Subsequently all hole locations were surveyed with differential GPS.

Drill core was placed sequentially in wooden core boxes at the drill by the drillers and sealed with top covers and ties before transport.  The core boxes were transported by helicopter on a twice daily basis to the camp where depth markers and box numbers were checked and the core was carefully reconstructed in a secure core facility.  The core was logged geotechnically on a 3 m run by run basis including, core recovery, RQD, and magnetic susceptibility.

The core was descriptively logged and marked for sampling by NCGC geologists paying particular attention to lithology, structure, alteration, veining/brecciation, and sulphide mineralization.

Logging and sampling information was entered into MX Deposit cloud-based core logging application by MINALYTIX INC. which allowed for the integration of the data into the project acQuire database.

The core was photographed both wet and dry after logging but prior to sampling.

Figure 11 depicts the flow sheet for Fury's Diamond drilling methodology.

March 13, 2024	50

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Figure 11: Fury Diamond Drilling Methodology Flow Sheet

March 13, 2024	51

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

8 Sample Preparation, Analyses, and Security

Since acquiring the Project, Fury adopted the Sample Preparation, Analytical and Security protocols established by previous operators.

8.1 Detailed Till Samples

Completed sample shipments were flown out of Hayes camp by fixed wing charter either to Baker Lake or Rankin Inlet where they were forwarded on commercial cargo flights to ALS Laboratory in Vancouver, BC for preparation and analysis. Sample preparation consisted of being weighed, recorded, then screened to 180 µm with both sizes being kept (ALS preparation method Prep-41).

The analysis carried out by ALS Laboratory was a 50 g low level gold and multi-element assay for soils and sediments (ALS analysis method AuME-TL44). This method utilizes aqua regia digestion followed by ICP-MS and can detect 51 elements. This method of analysis is excellent for regolith, where gold anomalies indicating mineralization below surface are well-characterized. Aqua regia dissolves native gold as well as gold bound in sulfide minerals; however, depending on the composition of the soil, gold determined by this method may or may not match recovery from fire assay methods (ALS Global, 2018).

8.2 Rock Samples

Rock samples were sent to ALS Lab in Yellowknife for preparation and then forwarded on to ALS in Vancouver, BC for and analysis. All samples are assayed using 30 g nominal weight fire assay with atomic absorption finish (Au-ICP21) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Samples returning > 10 ppm Au or 1000 for Au-ICP21 method a prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead. The bead is digested in 0.5 mL dilute nitric acid in the microwave oven. 0.5 mL concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by inductively coupled plasma atomic emission spectrometry against matrix-matched standards. Lower detection of 0.001 g/t and upper detection of 10 g/t are achieved using this method. Samples are analyzed via (Au-Gra21) should they return assays greater than 5 g/t Au, where then a prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents in order to produce a lead button. The lead button containing the precious metals is cupelled to remove the lead. The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold. silver, if requested, is then determined by the difference in weights.

For ME-MS61 method, a prepared sample (0.25 g) is digested with perchloric, nitric, hydroﬂuoric and hydrochloric acids. The residue is topped up with dilute hydrochloric acid and analyzed by inductively coupled plasma- atomic emission spectrometry. Following this analysis, the results are reviewed for high concentrations of bismuth, mercury, molybdenum, silver and tungsten and diluted accordingly. Samples meeting this criterion are then analyzed by inductively coupled plasma-mass spectrometry. Results are corrected for spectral interelement interferences. For silver values greater than 100 ppm, samples are then analyzed using Ag-OG62 where a prepared sample is digested with nitric, perchloric, hydroﬂuoric, and hydrochloric acids, and then evaporated to incipient dryness. Hydrochloric acid and de-ionized water is added for further digestion, and the sample is heated for an additional allotted time. The sample is cooled to room temperature and transferred to a volumetric ﬂask (100 mL). The resulting solution is diluted to volume with de-ionized water, homogenized and the solution is analyzed by inductively coupled plasma - atomic emission spectroscopy or by atomic absorption spectrometry.

March 13, 2024	52

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

8.3 RAB Drilling

RAB recoveries were generally very good to excellent, allowing for representative samples to be taken and accurate analyses performed. Representative splits at five foot intervals were collected over the entire length of each hole.

RAB samples were sent to ALS laboratories in Yellowknife, NWT, Vancouver BC and Thunder Bay ON for preparation with analysis being carried out in Vancouver. Individual samples were analyzed using fire assay of a 30 g sample followed by atomic absorption spectroscopy (Au-AA25) and by a multi-element inductively coupled plasma atomic emission spectrometry or mass spectrometry (ICP-AES/ICP-MS) package following a four acid digestion of a one gram sample (ME-MS61).

Figure 12 depicts the Sample preparation and analyses undertaken by Fury for RAB drill samples.

8.4 Diamond Drilling

Core arrives in camp at the end of each drill shift where geological technicians check and correct and downhole distance discrepancies. Technicians record core recovery, fracture density and orientation, magnetic susceptibility, and overall RQD. Geological logging follows, comprising measurement and descriptions of geological units and the collection of semiquantitative data such as the number of visible gold occurrences, volume percent sulphide minerals, volume percent of alteration minerals, volume percent vein quartz, etc. Sample intervals are then designated by the logging geologist focusing on sulphide bearing and/or silicified intervals that are well bracketed by apparently unmineralized rock. Protocols limit sampling intervals between 0.75 m and one metre in length with a minimum length of 0.3 m and a maximum length of 1.5 m so long as geological boundaries were honoured.

Drill core is photographed and core samples are marked for sawing. Sampling intervals, geological boundaries, and a "saw line" are marked by the logging geologist and the core is sawed in half longitudinally by technicians. One half of the core is placed in a sample bag with a uniquely numbered tag and secured with plastic cable ties. Each batch of 20 field samples contain a blank and one of four commercial CRMs. The remaining half core is returned to the core box for reference. The majority of the reference core has been taken to Edmonton, Alberta to allow for year round access. Individual sample bags are placed inside a larger bag which is closed with a security seal for shipment to the laboratory.

March 13, 2024	53

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Core recovery is generally very good to excellent, allowing for representative samples to be taken and accurate analyses to be performed.  Half-core samples, two metres long, were taken along the entire length of each hole.

Assaying procedures are generally similar to those used in all drilling campaigns to date with only minor modifications.

All iron formation intercepted from 1994 through 1996 was logged and split by hand on site. Sample lengths were generally less than 1m with wall rock samples ranging from 0.5 - 1m. These samples were analyzed at Bondar-Clegg in Vancouver using one-assay tonne (1AT) (29.16 g) fire assay fusion (FA) with an Atomic Absorption (AA) finish on a sub-sample from a 150 mesh pulp.  It is not known if any quality assurance/quality control (QA/QC) protocols were in place but it is reported that any erratic assay results were re-assayed (Blakley and Rennie, 2008).  Bondar-Clegg, an ISO 9002 certified laboratory, was acquired by ALS Laboratory Group (ALS) in 2001.

Analytical samples from 2003 and 2004 were submitted to TSL laboratories (TSL), an ISO/IEC 17025 accredited facility, in Saskatoon, Saskatchewan.  Sample shipment receipts were confirmed via fax by TSL. Samples were prepared and a 50 g (increased to 58.32 g in 2004) aliquot was subjected to FA with AA finish.  Metallic screen fire assays were conducted for samples containing visible gold, high sulphide content or significant silicification as identified by the logging geologist.  Any samples with results exceeding 7.5 g/t Au were re-assayed using a 50 g aliquot and FA with a gravimetric finish.  Samples with results exceeding 20 g/t Au were re-assayed using a metallic screen fire assay.  A sample of the pulp, created from each sample, was forwarded in 2003 to the Geoanalytical Laboratory of the Saskatchewan Research Council in Saskatoon, Saskatchewan where they were subjected to a 30 element ICP analysis using Aqua Regia (partial) digestion. In 2004 the pulp sample was sent to Acme Analytical Laboratories (Acme), an ISO/IEC 17025 accredited laboratory for standard 30 element ICP analysis using a three-acid digestion.

During the 2007 and 2008 drill programs, the Easy-mark core orientation system was used.  Geotechnical loggers were responsible for reconstructing the orientation of the core and marking the "keel line" using the Easy-mark system.  Structural measurements were made, at the discretion of the logging geologist, on the oriented core using the "alpha-beta" method.  Magnetic susceptibility was then measured using a kappameter at 0.5 m intervals along the core in iron formation units and one metre intervals along the core in other units.

The 2007 and 2008 protocol for regular (i.e., non-high-grade) core comprised crushing to ~70% passing 10 mesh (1.7 mm) and the storage of the remaining material as a "coarse reject".  Approximately 1,000 g of the crushed sample was pulverized to ~95% passing 150 mesh (106 µm).  A 2AT aliquot was taken from the pulverized sample (pulp) and analyzed by standard FA with gravimetric finish.  As in previous years, the threshold for re-analysis by metallic screen assay was 20 g/t Au or the presence of visible gold (i.e., high grade core samples).  The metallic screen fire assay procedure comprised the sieving to completion of the 1,000 g pulp, analysis by FA with gravimetric finish of the entire coarse fraction, duplicate 2AT gravimetric fire assays on the minus fractions, and the averaging of the three results, by weight, to produce the final assay result.  A small sub-sample from each pulp pulp sample was sent to Acme Analytical Laboratories (Acme), an ISO/IEC 17025 accredited laboratory for standard 30 element ICP analysis using a three-acid digestion.

March 13, 2024	54

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

From 2010 through to 2021 completed sample shipments were sent to ALS Lab in either Yellowknife, Vancouver of Thunder Bay for preparation and then forwarded on to ALS in Vancouver, BC for and analysis. Once received at the lab the samples are logged into ALS's sample tracking system, dried and fine crushed to better than 90 percent passing 2 mm.  The sample is then split using a riffle splitter and a 250 g portion is pulverized to better than 85 percent passing 75 m (ALS Sample Preparation Code Prep-33D).  The pulverized samples were forwarded to ALS's analytical facility in Vancouver for analysis.  ALS is an accredited laboratory, recognized under accreditation No. 579, and conforms with requirements of CAN-P-1599, CAN-P-4E (ISOMEC 17025-20905)).

In Vancouver, each sample was assayed for gold and analysed for a multi-element suite.  Gold was determined by fire assay on a 30 g sample with an Atomic Absorption Spectroscopy (AAS) finish (ALS Code Au-AA23).  Samples assaying greater than 5 g/t Au were re-assayed with a gravimetric finish (ALS Code Au-Grav21).  One kilogram of pulverized material from samples assaying greater than 20 g/t Au were re-assayed by screened metallics fire assay (ALS Code Au-SCR21).

A one-gram sample of pulverized material was analysed for a 48-element suite, including silver and copper, by ICP-MS after a four-acid digestion (ALS Code ME-MS61).  Samples yielding analyses of silver greater than 100 ppm Ag were re-analyzed by HCl leach with AAS finish after a three-acid digestion (ALS Code Ag-OG62).  Thirty grams of material yielding analyses of silver greater than 1,500 ppm Ag were fire assayed with a gravimetric finish (ALS Code Ag-GRA21).

Figure 13 depicts the Sample preparation and analyses undertaken by Fury for Diamond drill samples.

March 13, 2024	55

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Figure 12: RAB Drilling Sample Preparation and Analysis Flow Sheet

March 13, 2024	56

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

2019 Diamond Drilling Sample Preparation and Analysis Flow Sheet

Drill core (0.5-1.5m)
Cut core
No duplicate
Duplicate collected
Return to core tray/box
1/2
1/2
1/4
1/4
1 in 50
Field Duplicate (Fd)
CRM and Blanks (5%)
Regular sample
Return to core tray/box
Transportation to the ALS Lab Vancouver, BC
Crushing 90% < 2mm
Reminder stored as Coarse Reject
Splitting to 1kg
1 in 50
Crush Duplicate (Cd)
Reminder of pulp stored
Pulverising to 95% < 106um
1 in 50
Pulp Duplicate (Pd)
FA Aliquot (50g)
ME-ICP Aliquot (1g)
If > 20 g/t Au
Au-AA26
50g Fire Assay with AAS Finish
ME-MS61
48 Element by Four Acid and ICP-AES/ICP-MS
Au-SCR21
1kg Screen Fire Assay
- screen to 100um
1) 30g FA on -100um
2) FA on entire + 100um
Final assay calculated as weighted average of 1) and 2)
If < 20g/t
Results are reported
QAQC

Figure 13: Diamond Drilling Sample Preparation and Analysis Flow Sheet

March 13, 2024	57

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

8.4.1 QC Sampling

QC protocols were established in 2003 and carried through with minor refinements through the 2021 drilling program. CRMs were not introduced into rock grab or till sampling streams.

During the 2003 exploration program field blanks and CRMs representing 10% of the material assayed were inserted into the sample stream. The 2003 CRMs were internally developed with values established through round robin assaying at various laboratories.

In 2004 commercial CRMs were added in addition to the internal standards.

Quality Control (QC) samples were introduced into the sample stream at a rate of 5% for both blank samples and CRM samples. Field duplicates in the form of quarter sawn core samples, were introduced into the sample stream at a rate of 1 in 50 samples.

8.5 Summary

In the opinion of Mr. Atkinson the logging, sampling, assaying, and chain of custody protocols practiced through the history of the Project meet or exceed industry standards.  The drill programs have been configured and carried out in a manner that is appropriate for the geometry of the deposit.  Drill holes are oriented perpendicular to strike and aimed to intersect the zones at an angle generally greater than 45°.  As such, the samples should be representative of the deposit as it is presently known, and suitable for use in Mineral Resource estimation.

Mr. Atkinson has reviewed the QC reports and files, as well as the laboratory procedures undertaken and concludes that the QC program for the Project is sufficient to support a Mineral Resource estimate.  QC sample failures were dealt with on a case by case basis and were documented with commentary in the Dispatch Returns table within the database.

9 Data Verification

9.1 Database Verification

Comprehensive data verification was performed by David Ross, P.Geo, with RPA (now part of SLR Consulting Ltd.), as part of the 2017 Mineral Resource Estimate as outlined in supporting NI43-101 reports (Ross, 2017). These included checks against original data sources, standard database checks such as from/to errors and basic visual checks for discrepancies with respect to topography and drillhole deviations.

Mr. Atkinson has been personally involved in the integration and merging of the historical drill data into the current database. This work included relogging of historical holes in order to provide consistency of logging codes across all generations of drilling, as well as spot checks of drill core versus drill logs to verify the geologic model. During this process sample intervals were verified. Lastly, the assay database was compared to original assay certificates. No errors were found within the geologic or assay databases.

March 13, 2024	58

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

9.2 2015 through 2021 Quality Assurance and Quality Control

Fury's internal QA/QC procedures include the insertion of Certified Reference Materials (CRMs), field blanks and duplicates representing a minimum of 10% of samples assayed. When visible gold was observed additional CRMs and blanks were inserted immediately following the suspected high-grade to test lab contamination.

No blank material submitted returned assay values above the gold detection limit of the analytical methodology.

Analytical results for duplicate samples were reviewed and compared for any extreme outliers. Given the highly variable nature of gold mineralization duplicate analyses were used qualitatively in order to determine the degree of variance within the particular prospect being drilled.

9.2.1 Certified Reference Material

Internal Certified Reference Materials (CRMs) were inserted into the sample stream at a rate of 3%. The tolerance limits for accuracy were considered to be two standard deviation above or below the expected value. CRMs returning values outside of the defined tolerance limits were marked as failed and Fury requested the analytical laboratory to reassay the entire analytical batch that contained the failed standard. Tables 5 and 6 summarize the CRMs utilized during Fury's drilling programs.

Table 7: Fury Internal CRMs for Diamond Drilling

March 13, 2024	59

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Table 8: Fury Internal CRMs for RAB Drilling

9.3 Conclusions

In Mr. Atkinson's opinion the data verification and QA/QC procedures being implemented by Fury meet or in most cases exceed industry best practices. The Committee Bay Project has seen consistent implementation of these practices from early on in the Project's history.

Since acquiring the Project, Fury has implemented strict scrutiny of the QA/QC results and has dealt with any notable issues directly with the analytical laboratory in a timely fashion.

The geological and assay databases are well maintained and the current protocols in place should ensure the database remains reasonably error free. The database in its present form is suitable for use in a Mineral Resource Estimation.

10 Mineral Processing and Metallurgical Testing

The following summarizes the limited metallurgical testwork undertaken in 2003, 2008 and 2009 on material from the Three Bluffs deposit.

10.1 2003

Dawson Metallurgical Laboratories, Inc. (Dawson) of Salt Lake City, Utah, was commission in 2003 to conduct metallurgical tests on Three Bluffs mineralized material. Twelve drill core samples, eight high-grade and four low-grade, totalling approximately 20 kg were used.  The resulting test specimens ranged in grade from 4.5 g/t Au to 5.6 g/t Au and testwork consisted of:

  Direct cyanide leach,
  Carbon-in-leach (CIL) cyanide leach of whole ore,
  Diagnostic sequence of amalgamation, magnetic separation and flotation,
  Diagnostic sequence of gravity concentration and flotation,
March 13, 2024	60

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada
  Mineralogical examination.

The mineralogical study reported the principal sulphide minerals as pyrrhotite with minor pyrite.  No reference was made to any deleterious elements in the samples.

The test indicated that 92% gold recovery could be achieved with cyanidation but the presence of pyrrhotite would result in high cyanide consumption.

Mercury amalgamation recovered 63% of the gold (i.e., the free gold).  Magnetic separation of the pyrrhotite concentrate from the amalgamation tail recovered an additional 12.5%.  The remaining material, when subjected to bulk sulphide flotation, yielded an additional 22% of the gold for a total recovery of 97.5%.

Gravity separation using a Knelson concentrator yielded 62% recovery.  Bulk flotation of the gravity tail recovered an additional 28% for a total recovery of 90%.

The grade ranges and sulphide composition of the test samples were representative of the mineralization found at Three Bluffs.  These preliminary tests suggest gold at Three Bluffs can be recovered using conventional methods.

10.2 2008

Mineral processing testwork comprising exploratory gravity concentration, cyanide leaching, and froth flotation studies were undertaken by Process Research Associates under the guidance of Scott Wilson RPA.  The sample used was a 110 kg composite of drill core samples from the 2007 exploration program with an average estimated grade of 4.3 g/t Au and 7.5%S.

Additional gravity recovery testwork on Three Bluffs mineralization was performed by Knelson Research Technology Centre.  An 18 kg sample, taken from a composite of coarse rejects sample material from 2007 drill core samples, was subjected to multi-pass testing utilizing a bench-scale enhanced gravity concentrator.  The tests were designed to examine recovery trends for gold and gold-bearing sulphides.

The gold recovery results are summarized in Table 9.  Based on the composite sample tested it was expected that Three Bluffs ore could be processed by various standard beneficiation steps to recover approximately 93% of the gold.  The metallurgical test results indicated that a combination of gravity and flotation followed by cyanide leaching of the concentrate is likely the most suitable processing option.

March 13, 2024	61

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Table 9: 2008 Gold Recovery Results

Process	Mass (%)	Grade (g/t Au)	Gold Recovery (%)
Gravity Flotation (Locked Cycle)	18	30.5	95.8
Rougher Flotation Only	15	60.5	97.2
Gravity Only	7	47.7	77.9
Cyanide Leaching (72 hours)			94.6

10.3 2009

Follow-up work in 2009 was undertaken by PRA to look specifically at a flowsheet consisting of gravity recovery followed by cyanidation. These results were reported by PRA on May 6, 2009 and summarized below.

10.3.1 Mineralogy

Petrographic and X-ray diffraction analysis indicated the presence of sulphide minerals including mainly pyrrhotite and lesser pyrite. Thin section analysis indicated that some pyrite was contained within pyrrhotite fractures and some magnetite was intergrown in the pyrite which also contained some chalcopyrite and galena inclusions.

10.3.2 Comminution

PRA determined a grind size P80 of 75 μm is considered the most suitable grind. The Bond Ball-Mill Work Index determination indicated a moderately hard ore of 18.7 kWh/tonne.

10.3.3 Gravity Recovery

Gravity testing completed at the Knelson Research and Technology Centre (KRTC) yielded good results on a sample ground to a P80 of 141 μm. The gravity gold recovery from the multi-ass test was 77.9% in 7.0% concentrate mass, with 69.4% of the gold recovered in the initial pass containing 1.4% of the mass. The initial pass Knelson concentrate was 212 g/t Au and concentrating this by pan yielded 40 % of the total gold to a pan concentrate of 4,500 g/t. The calculated gold head grade was 4.3 g/t Au with a corresponding tailings grade of 1.0 g/t Au. The recovery to mass yield curve for gold and sulphur indicated that sulphur was upgraded very little initially but showed moderate upgrading at relatively higher concentrate yield from 4 % to 7%. This indicated that gold bearing sulphides are not amenable to enhanced gravity separation and that batch concentration and not continuous gravity concentration should be utilized.

10.3.4 Flotation

PRA assembled a single composite sample from the 45 individual samples obtained from three drill holes from the 2007 drilling campaign: 07TB046, 07TB048, and 07TB054. The holes are all located in the central part of the hinge zone. The blended composite assayed: 4.3 g/t Au, <0.5 g/t Ag, 17.2% Fe, and 7.5% S. The composite sample is considered to be reasonably representative of the Life of Mine (LOM) production head grade. The calculated gold head-grades from the various tests showed considerable fluctuation from a low of 2.9 g/t Au to a high of 11.8 g/t Au, with an average calculated head grade of 5.6 g/t Au, 1.1 g/t Ag, and 7.8% S. This variation is likely attributable to the presence of coarser gold particles, indicating a significant nugget effect for Three Bluffs.

March 13, 2024	62

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

10.3.5 Gravity-Flotation Batch Testing

At a primary grind size P80 of 74 μm, gold was effectively extracted by gravity and flotation, with 96% of the gold recovered. Coarser grinding at a P80 of 103 μm and 135 μm showed that gold recovery was reduced.

10.3.6 Gravity-Flotation Locked-Cycle Testing

In a single Locked-Cycle test, a gravity circuit recovery of 60.5% gold in 0.22% of mass, followed by a cleaner flotation recovery of 35.3% gold in 17.7% of the mass, was obtained. Thus an overall gold recovery of 95.8% in 17.9% of the mass was shown to be possible. The gravity concentrate assayed 1,750 g/t Au, while the flotation concentrate assayed 11.4 g/t. Flotation provided significant sulphide concentration with sulphur recovery at 90.6% to a 35.7% S grade in the cleaned concentrate.

10.3.7 Flotation Batch Testing

Flotation recovery without gravity scalping was reasonably successful. Rougher flotation produced concentrate grades up to 60 g/t Au at 97.2% recovery at a primary grind size P80 of 74 μm. Tailings grades of 0.2 g/t Au were consistently obtained. Flotation testing was carried out using only xanthates and MIBC in roughing and with no pH modification. It is expected that future testing could further optimize the flotation circuit.

10.3.8 Leaching

10.3.8.1 Concentrate Cyanide Leaching

Flotation concentrate was subjected to cyanide leach test work. A total of eight concentrate leach tests were performed. After 120 hours of leaching at starting NaCN concentration levels of 1 g/t, gold extraction was typically >98%. In general, leaching kinetics were slow, although more favorable results were obtained with pre-aeration followed by continuous aeration. The best concentrate leach test provided 81% recovery after 48 hours and 89% recovery after 72 hours. Intensive cyanide leaching of concentrates at cyanide concentration levels in the order of 20 g/t should be investigated in future test work.

10.3.8.2 Whole Ore Leaching

A single whole ore cyanide leach test obtained 79.2% gold extraction after 48 hours and 94.6% after 72 hours. The cyanide consumption rate was high at 2.0 kg/t feed but was considerably lower than that observed in the Dawson work. Dawson obtained 91.8% recovery after 48 hours, but at a NaCN concentration of double that used by PRA.

March 13, 2024	63

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

The same composite sample from the 2008 test work was ground to a P80 size of 75 μm and subjected to cyanide leaching for 120 hours at a base concentration of 1.0 g/L NaCN. A series of diagnostic tests were conducted to see how varying conditions might impact on gold recovery results. Gravity gold recovery was fairly consistent with recoveries averaging 48.8% in approximately 0.14 of the mass after panning of Knelson concentrates. This falls along the same curve as produced from the KRTC test work. The gold grades of these concentrates are typically 1,300 g/t Au to 2,200 g/t Au. The cyanide leach extraction was significantly improved with aeration, with recoveries of 42% to 43% after 48 hours. The cyanide leach recovery after 72 hours was 47% to 48% in these two tests. The overall gold recovery can be increased to approximately 98.5% with leach times extended to 120 hours.

The lower cyanide concentration had only a minor impact on gold extraction. Finer grinding resulted in higher gravity gold recovery, but overall recovery was not significantly impacted. The cyanide consumption in the two tests with aeration was 1.83 g/t to 2.04 g/t after 48 hours and 2.38 g/t to 2.58 g/t after 72 hours. With lower cyanide concentration, the rates were reduced to 1.63 g/t after 48 hours. Lime consumption ranged from 0.12 kg/t to 0.31 kg/t to maintain a pH between 10 and 10.5.

10.4 Conclusions

The limited metallurgical testwork conducted to date suggests that a high proportion of the gold can be recovered by conventional means and the Three Bluffs material is relatively free-milling.  Additional metallurgical testwork is recommended particularly to resolve the high cyanide consumption linked to the high pyrrhotite content.

March 13, 2024	64

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

11 Mineral Resource Estimate

Andrew J. Turner, B.Sc., P.Geol. Senior Geologist at APEX Geoscience Ltd. completed a review of the current MRE at Fury's Committee Bay Gold Project as part of the September 11, 2023 Technical Report (Atkinson and Turner, 2023). The below is a direct excerpt from the current NI43-101 Technical Report.

Mr. Turner was assisted by and directly supervised the work of Mr. Warren E. Black, M.Sc., P.Geo., a Resource Geologist and Geostatistician with APEX. Mr. Turner has reviewed the historic MRE at the Property and has evaluated and conducted new evaluations of their respective reasonable prospects for future economic extraction (RPEEE). After careful review of the work supporting the 2017 RPA report Mr. Turner has estimated mineral resources at the Three Bluffs deposit which are herein the 2023 Mineral Resource Estimate.

Mr. Atkinson has been involved in the exploration programs at Committee Bay intermittently since 2003 and has reviewed and audited the resource models and resulting Mineral Resource Estimate included within the September 11, 2023 NI43-101 compliant technical Report and has concluded they meet the requirements set out in SK-1300 and as such takes responsibility for the resource statement.

There are three (3) previous MRE technical reports for the Committee Bay Gold Project, which are referred to or discussed and summarized in this Technical Report, which comprise:

  In 2012, RPA published an MRE based on the 2011 drilling program, with an effective date of December 31, 2011 (McDonough and Rennie, 2012) on behalf of North Country Gold (NCG).
  In 2013, RPA revised the 2012 MRE to incorporate data from a 2012 drilling program consisting of sixteen diamond drill holes that tested the down-dip extensions of the Three Bluffs zones. The effective date for this update was April 2013 (Rennie and McDonough, 2015) on behalf of NCG.
  In 2017, RPA updated the MRE using new cutoff grades, influenced by changes in metal prices, exchange rates, and operating costs, with an effective date of May 31, 2017 (Ross, 2017) on behalf of Fury. The 2017 update retained the database, estimation domains, and block model from the 2015 MRE because the drilling conducted by Fury post-2015 MRE was outside the resource area.
  In 2023, Fury and APEX reviewed and updated the 2017 MRE with an effective date of July 22, 2023 (Atkinson and Turner, 2023). The 2023 update retained the database, estimation domains and block models from the 2017 MRE as all exploration completely subsequent to the effective date of that report was outside of the resource area.
March 13, 2024	65

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

11.1 Summary of the 2013 and 2017 MRE

The following is a summary of the database, estimation domains, geostatistics, and gold estimation strategy described by Rennie and McDonough (2015):

  The drilling database (DHDB) comprised 353 holes, 58,222.9 meters, and 32,047 assays.
  Fury delineated 17 estimation domains within three areas: Hinge Zone, Antler Gap, and Antler. The mineralization occurs in east-west, nearly vertical, sulphide-rich iron formations. Three domains (North Limb, South Limb, Hinge) form a tight, east-plunging anticline in the Hinge Zone. Additional, less consistent zones parallel the main structure on both the north and south sides. Antler Gap and Antler feature steeply dipping mineralized planes.
  Two sets of estimation domains were utilized: one with a cutoff grade of 0.5 g/t Au (OP domains) and another with 1.0 g/t Au (UG domains). The former is used for open-pit mining with a minimum width of five meters, and the latter for underground mining with a two-meter constraint. The OP domains fully encapsulate the UG domains.
  There are 4,819 assays within UG domains.
  Raw assays have cap limits of 75 g/t Au within the hinge domain (code 103), , 50 g/t within the limb domains (north-101, south-102), and 30 g/t Au within the remaining domains.
  The treatment of missing intervals in the assay database is not specified.
  The authors composited raw assays to 1.5 m lengths, excluding orphan samples shorter than 0.5 m from estimations. It is not clear if two different composites were created for each of the domain sets or just one.
  Variography used all composite data within the UG estimation domains. Rennie and McDonough (2015) described attempts to establish robust variography using correlograms and pairwise relative variograms. Ultimately, the authors settled on 40 x 10 x 5 ranges with the following directions of continuity: 284/-35 (major), 277/54 (minor), and 012/03 (vertical).
  The block model dimensions were 10 m (X) by 2 m (Y) by 10 m (Z) and followed the property survey grid without rotation. Any block within the defined grid that touched the estimation domain wireframes was included within the model. The percentage of each block's volume within the wireframes was calculated.
  The percent block model dimensions were 10m (X) x 2m (Y) x 10m (Z) and aligned with the property survey grid. Any block that touched the wireframe estimation domains was included.
  A 3-pass ID3 method estimated gold grades using domain-specific composites. Two separate block models were created for both OP and UG domains. Estimation of the Hinge domain could consider composites from the limb domains.
  The density used was 3.15 g/cm³, which was derived from 6,426 density measurements collected from core samples.
March 13, 2024	66

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada
  Blocks within 75m of a composite are inferred, while those within 25m of a composite with 3 drill holes are indicated. Indicated blocks are manually grouped in areas of consistent drilling density.
  A Whittle Pit was constructed to establish RPEEE for OP resources using a gold sale price of $1,500/oz, 50-degree overall pit slope, 93% gold recovery rate, $5/ton mining cost, and $60/ton for processing and G&A. Blocks from the OP model within the pit shell with an estimated grade above the cutoff of 1.35 g/t Au were reported as OP resources.
  Blocks from the UG model below the pit shell with an estimated grade above the 2.5 g/t Au cutoff were reported as UG resources. The higher cutoff grade was derived by adding an increment of $50/t to the mining costs used in the pit optimization to account for the additional underground mining cost.

The following is a summary of the grade cutoffs established by Ross (2017):

  The reporting cutoff grades were updated to 3.0 g/t Au for open-pit and 4.0 g/t Au for underground mining. Assumptions included a gold sale price of $1,200/oz, 93% process recovery, open-pit mining cost of C$10/t, underground mining cost of C$70/t, process and G&A costs of C$75/t, and an exchange rate of 1.25 US$/C$.
  Ross (2017) did not update the approach used to establish RPEEE for both the OP and UG resources from the 2015 MRE. The same pit shell used for the 2015 MRE was used to constrain the 2017 MRE.

11.2 APEX Validation of the 2017 MRE

Mr. Turner reviewed the drilling database and mineral resource estimate for the Committee Bay Gold Project MRE, as stated in Ross (2017). The following is a summary of those validations.

Drillhole Database

The Drillhole database provided by Fury to APEX comprises 266 drillholes with 7,847 assays within the OP domains, totalling 7,124.58 m. Most sample intervals are less than or equal to 1.5 m in length (Figure 14).

March 13, 2024	67

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Figure 14: Interval lengths of raw assays within the OP and UG domains.

A total of 10 intervals in the OP estimation domains and 4 intervals in the UG domains were not sampled, totalling 21.89 m and 18.53 m, respectively, comprising only 0.3% and 0.43% of all drillhole intersections in OP and UG domains (Figure 15). Mr. Turner assumes these unsampled intervals are due to recovery issues; however, if they are selective sampling, their treatment, or lack there of, would not materially affect the MRE.

March 13, 2024	68

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Figure 15: Lengths of missing sample intervals within the OP and UG domains.

Compositing

Composites with a length of 1.5 m were calculated using the OP domains, and each was flagged according to the domain its centroid lies within. Because the OP domains fully encapsulate the UG domains, composites within the OP domains include all composites used for UG resource estimation. The lengths of the final composites and the percentage of orphans (composites with a length of less than 5 m) are illustrated in Figure 16.

March 13, 2024	69

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Figure 16: Lengths of calculated composites within the OP and UG domains.

Capping

Mr. Turner used a different capping approach than Ross (2017), preferring to cap composites instead of raw assays. Mr. Turner used probability plots to determine outlier values (Figure 17) and found that high-grade samples in the hinge and south limb domains behaved similarly and could be grouped, leading to a 50 g/t Au cap. Due to insufficient composites or similar behavior in high-grade samples, a cap of 15.5 g/t Au was deemed suitable for the remaining domains.

The impact of the different capping approaches needs to be evaluated in the context of declustering, to be discussed later. That said, the capping levels used by Ross are reasonable, given that Ross capped raw assays and that higher capping levels could be justified by the data illustrated in Figure 17.

March 13, 2024	70

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Figure 17: The probability plots used to evaluate potential outliers and capping levels.

Variography

Experimental semi-variograms for each domain are calculated along the major, minor, and vertical principal directions of continuity that are defined by three Euler angles. Euler angles describe the orientation of anisotropy as a series of rotations (using a left-hand rule) that are as follows:

1. Angle 1: A rotation about the Z-axis (azimuth) with positive angles being clockwise rotation and negative representing counter-clockwise rotation;

2. Angle 2: A rotation about the X-axis (dip) with positive angles being counter-clockwise rotation and negative representing clockwise rotation; and

3. Angle 3: A rotation about the Y-axis (tilt) with positive angles being clockwise rotation and negative representing counter-clockwise rotation.

March 13, 2024	71

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

APEX personnel calculated standardized experimental correlograms using composites, without orphans, flagged within the OP domains. APEX's variogram analysis yielded similar ranges to Ross (2017). However, APEX utilized the orientation of the hinge plunge 084/20 to define the major direction of continuity, with the third rotation angle being defined by the dip of the limbs. APEX's variography is detailed in Table 10 and Figure 18.

Figure 18: Gold Variograms

Table 10: Gold Variogram Parameters.

Declustering and Final Composite Statistics

The original methodology used for declustering in Ross (2017) was not explicitly stated. Therefore, APEX independently evaluated declustering and calculated weights for each composite using cell declustering with a cell size of 120 m. When comparing the final capped and declustered summary statistics, minor differences were observed between those calculated by APEX, summarized in Table 11 and Figure 19, and those presented in Ross (2017). The differences are not considered materially significant despite these discrepancies, which are likely due to differences in the capping strategy, declustering technique, and software used to generate the composites.

March 13, 2024	72

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Table 11: Composite Gold (ppm) Statistics for (Note: statistics consider declustering weights, capping, and exclude orphans)

Figure 19: Cumulative distribution functions of the final capped and declustered composites, excluding orphans.

Estimation Strategy Review

The Ross (2017) MRE utilized the ID3 algorithm with static search orientations tailored to each domain. The three-pass strategy was restrictive regarding the number of composites that could be utilized during estimation, which would help control grade smoothing during estimation. APEX's variography assessment validates that the search ranges utilized are within reason.

March 13, 2024	73

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

In summary, while the estimation strategy appears adequate, the approach could be further optimized. Incorporating robust variography and kriging methods, along with locally varying anisotropy, could enhance the precision and reliability of future MRE assessments.

Visual Validation

Visually, the block model grades align well with the drill hole assays, capturing local high-low grade zones and varying mineralization orientations.

MRE Table Reproduction

APEX reproduced the OP and UP resources reported by Ross (2017) with a margin of less than 1%, utilizing the block model and open pit shell calculated during the 2015 MRE.

Conclusion

Based on Mr. Turner's validation, the Ross (2017) estimation methodology adequately defines the amount of ore tonnes and contained metal within the deposit; therefore, the differences in approaches explored by APEX would not result in any material change in the reported MRE. After careful review of the work supporting the 2017 RPA report Mr. Turner has estimated mineral resources at the Three Bluffs deposit which are herein the 2023 Mineral Resource Estimate.

11.3 Cutoff Grades

The Ross (2017) Three Bluffs MRE was calculated and reported using cutoff grades of 3.0 g/t Au for the open pittable portion of the deposit and 4.0 g/t Au for the underground portion of the deposit. The following economic assumptions were reported:

Parameters	Unit	Value
Gold Price	US$/oz	1,500
Exchange Rate	US$/C$	0.75
Process Recovery	%	93
Mining Cost	US$/t mined	10.00
Processing + G&A Cost	US$/t	60.00
Overall Pit Slope Angles	degrees	50

11.4 Mineral Resource Reporting

The following section discusses an examination of the RPEEE of the Committee Bay Gold Project MRE and the resource statements. The resource estimates are stated following the S-K 1300 rules for disclosure, which are consistent with the CIM "Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines" dated November 29, 2019, and CIM "Definition Standards for Mineral Resources and Mineral Reserves" dated May 10, 2014.

March 13, 2024	74

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

11.4.1 Search Strategy

The grade interpolation was run in three passes using search ranges that were derived primarily from the ranges of the variogram model. The across-strike search distance (i.e. the 5 m distance) was deliberately made longer than the variograms would dictate in order to better cope with small-scale inflections in the zone orientations. The orientation of the search ellipsoid was dictated by the interpreted local strike and dip of the wireframe models. Three different orientations were used: 100°/-80°NE, 090°/-90°, and 075°/-80°SE.

The first pass used an ellipsoid measuring 15 m x 15 m x 5 m, which was approximately half of the range of the variogram model. The interpolation required a minimum of two composites and a maximum of six, with no more than two composites from any one drill hole.

The second pass was carried out at a maximum range of 30 m x 30 m x 10 m. This is roughly equivalent to the variogram model range, except in the across-strike direction, which was deliberately exaggerated. The same composite selection constraints were applied for the second pass as for the first pass.

The range for the third pass was slightly more than double the variogram range. This was done in order to capture at least two drill holes for the interpolation. The drill section spacing is approximately 50 m to 60 m for most of the deposit. In the more densely drilled Hinge area, the spacing has been reduced to a nominal 25 m. A 75 m search tends to conveniently capture two drill holes in those portions of the deposit drilled at the 60 m spacing.

For the third pass, a minimum of two and maximum of 12 composites were required, with a maximum of two composites from a single drill hole.

11.4.2 2023 Mineral Resource Estimates Classification

Resource blocks were classified as Indicated, or Inferred, depending on the confidence level of the estimate. There were no Measured Mineral Resources. The classification criteria are as follows:

  All blocks that were captured in the search and received an estimate during the grade interpolation were assigned to at least an Inferred category (maximum of 75 m from the nearest composite).

  Blocks estimated by at least three drill holes and located less than 25 m from the nearest composite were nominally assigned to the Indicated category.

March 13, 2024	75

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

The blocks were then inspected in section views in order to define reasonably coherent volumes of Indicated blocks with a more or less uniform density of drilling. Wireframe models were constructed to  capture the Indicated blocks. Isolated blocks, with the preliminary Indicated classification but located outside of these volumes, were manually reclassified to Inferred. Similarly, a few Inferred blocks contained within the Indicated volumes were reclassified to Indicated.

11.4.3 Open Pit Reasonable Prospects for Eventual Economic Extraction

To demonstrate that the Committee Bay Gold Project MRE has Reasonable Prospects for Eventual Economic Extraction (RPEEE) in an open pit mining scenario, the MRE block model was subjected to pit optimization by Ross (2017). Pit optimization was completed using the parameters detailed in Table 12.

Table 12: Parameters Used for Open Pit Resource Estimate (Ross, 2017).

Parameters	Unit	Value
Gold Price	US$/oz	1,500
Exchange Rate	US$/C$	0.75
Process Recovery	%	93
Mining Cost	US$/t mined	10.00
Processing + G&A Cost	US$/t	60.00
Overall Pit Slope Angles	degrees	50

As discussed in section 11.3 above, the economic parameters and assumptions used in the evaluation of the open pittable resource at Three Bluffs are in line with other such recently reported assessments for comparable projects in Nunavut. As a result, APEX (QP Mr. Turner, B.Sc., P.Geol.) considers the parameters presented in Table 12 appropriate to evaluate the reasonable prospect for eventual economic extraction of the open pittbale portion of the Three Bluffs MRE at the Committee Bay Gold Project.

11.4.4 Underground Reasonable Prospects for Eventual Economic Extraction

To demonstrate that the Committee Bay Gold Project MRE has RPEEE in an underground mining scenario, APEX personnel evaluated the UG domain thicknesses and considered the blocks' continuity above the 4 g/t Au underground cutoff to ensure that the reported resources are within minable shapes.

APEX personnel evaluated the block model to examine the continuity of blocks over an assumed 1.5 m minimum mining width. Although some discontinuous blocks were observed, most mineralized blocks above cutoff grade were found to be continuous within potentially mineable stope shapes with minimum thicknesses ≥ 1.5m.

March 13, 2024	76

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

The mining method was assumed to combine shrinkage or long-hole stoping for steeper dipping zones and cut and fill mining for flatter-lying portions of the deposits.

March 13, 2024	77

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Figure 20: View of the Committee Bay Deposit Illustrating Grade Continuity of Resource Blocks Above Cutoff (≥ 4.0 g/t Au) and Potential Mineable Shapes.

Note: Orientated along A-A' looking 52 degrees Northeast. Black outlines illustrate potential minable shapes.

March 13, 2024	78

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

3

Vizex Overview:3
B'
B'
100 0 100 200 300 400
Au (ppm) - Block Model
< 0.1
0.1 to 0.2
0.2 to 1.5
1.5 to 2.0
2.0 to 4.0
>= 4.0
200Z
100Z
0Z
-100Z
-200Z
-300Z
4,500Y
4,600Y
4,700Y
20 0 20 40 60 80

Figure 21: View of the Committee Bay Deposit Illustrating Grade Continuity of Resource Blocks Above Cutoff (≥ 4.0 g/t Au) and Potential Mineable Shapes.

March 13, 2024	79

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

300Z
200Z
100Z
0Z
Vizex Overview:3
C'
C
200
0
200
400
600
800
Au (ppm) - Block Model
< 0.1
0.1 to 0.2
0.2 to 1.5
1.5 to 2.0
2.0 to 4.0
>= 4.0
4,600Y
4,700Y
10
0
10
20
30
40

Figure 22: View of the Committee Bay Deposit Illustrating Grade Continuity of Resource Blocks Above Cutoff (>4.0 g/t Au) and Potential Mineable Shapes.

March 13, 2024	80

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Mr. Turner, B.Sc., P.Geol. considers the minimum thickness of the UG estimation domains and the continuity of the estimated blocks above the UG cutoff grade of 4.0 g/t Au sufficient to establish potential mineable shapes. Isolated blocks outside of the potential minable shapes outlined in Figures 20 through 22 do not constitute a material change to the reported resources.

11.4.5 Classification Definitions

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between observation points. A measured mineral resource has a higher level of confidence than that applying to either an indicated mineral resource or an inferred mineral resource. It may be converted to a proven or probable mineral reserve.

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between observation points. An indicated mineral resource has a lower confidence level than a measured mineral resource and may only be converted to a probable mineral reserve.

An inferred mineral resource is part of a mineral resource for which quantity, grade, or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower confidence level than an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

11.4.6 Committee Bay Gold Project Mineral Resource Statements

The current Committee Bay Gold Project MRE is tabulated below. The resource estimates are stated following the SEC's S-K 1300 rules for disclosure which are consistent with the CIM "Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines" dated November 29, 2019, and CIM "Definition Standards for Mineral Resources and Mineral Reserves" dated May 10, 2014. The effective date of the resource is December 31, 2023.

As discussed above, Mr. Atkinson has completed a review of the Committee Bay Gold Project MRE concerning their specific estimation parameters and assumptions and their (current) reasonable prospects for eventual economic extraction. As a result of this review, the authors of this Report accept the Committee Bay Gold Project MRE tabulated below as current.

March 13, 2024	81

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Table 13: Summary of Current Committee Bay Gold Project Mineral Resources.

Classification	Mining Scenario	Au Cutoff (g/t)	Tonnes (000 t)	Average Gold (g/t)	Contained Au (troy ounces)
Indicated	OP	3.0	1,761.9	7.72	437,467
	UG	4.0	313	8.57	86,368
Total			2,075	7.85	523,835

Inferred	OP	3.0	592.4	7.57	144,126
	UG	4.0	2342	7.65	576,238
Total			2,934	7.63	720,364

Notes:

8. Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability, although, as per S-K 1300 requirements, which are consistent with CIM requirements, the Mineral Resources reported above have been determined to have demonstrated reasonable prospects for eventual economic extraction.

9. The Mineral Resources were estimated in accordance with the definitions for mineral resources in S-K 1300, which are consistent with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

10. The Mineral Resources Committee Bay Gold Project was initially reported in Ross (2017) - QP David A. Ross, M.Sc., P.Geo, effective date of May 31, 2017.

11. The resources reported above are reviewed in detail within this Report and are accepted as current by the Qualified Person, Mr. Bryan Atkinson, P.Geo, Senior Vice-President, Exploration of the Company.

12. The Cutoff grades were determined using average block grade values within the estimation domains and an Au price of US$1,200/oz, and Process Recovery of 93%, Open Pit mining costs of C$10.00/t, Underground mining costs of C$70.00/t, Process and G&A costs of approximately C$75/t and an exchange rate of 1.25 US$/C$.

13. A bulk density values value of 3.15 t/m3 was assigned based on available SG measurements.

14. Differences may occur in totals due to rounding.

March 13, 2024	82

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

11.5 Risks and Uncertainties

Metallurgical characterization has not yet been definitively established at any of the deposits on the Committee Bay Gold Project. Further metallurgical test work is recommended to increase the understanding of the mineralization and to better delineate any zones with low (poor) recovery that would help increase confidence in the resources for the Committee Bay Gold Project.

Modelling gold deposits in greenstone belts, such as Committee Bay's project, inherently carries geological risks. Given the complexity related to geological and mineralization continuity, these risks are heightened when dealing with BIF-hosted gold. Generally, broader zones with dense vein networks and structural features conducive to mineralization are easier to map, thus lessening uncertainty. Making sense of sporadic drillhole intercepts from discrete veins or vein zones poses a more significant challenge.

For open-pit resources, like some found at Committee Bay, the risk is lower than underground operations. Less selectivity in mining reduces the overall geological risk. Effective de-risking involves rigorous interpretation.

Modern, multi-orientation drilling supports current interpretations of mineralization domains, which is vital for BIF-hosted gold. However, some areas with sparse drilling could impact these interpretations upon further exploration.

Mr. Turner is unaware of any other significant material risks to the MRE besides the inherent risks to mineral exploration and development in general. The authors of this Report are not aware of any specific environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that might materially affect the results of this resource estimate, and there appear to be no apparent impediments to developing the MRE at the Committee Bay Gold Project.

12 Mineral Reserve Estimates

Due to the early stage of the Project there are no mineral reserve estimates.

13 Mining Methods

Due to the early stage of the Project no studies regarding mining methodology have been completed.

14 Processing and Recovery Methods

Due to the early stage of the Project no studies regarding recovery methods have been completed.

March 13, 2024	83

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

15 Infrastructure

Due to the early stage of the Project no studies regarding the required infrastructure for future development have been completed.

16 Market Studies

Due to the early stage of the Project no Market studies have been completed.

17 Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups

Due to the early stage of the Project this section is not applicable.

18 Capital and Operating Costs

Due to the early stage of the Project this section is not applicable.

19 Economic Analysis

Due to the early stage of the Project this section is not applicable.

20 Adjacent Properties

None of the adjacent claims are known to host mineralized zones comparable to the Three Bluffs deposit. No reliance was placed on any information from adjacent properties in the estimation and preparation of the resources reported in this technical report. Adjacent properties are therefore not deemed material to this report.

21 Other Relevant Data and Information

Mr. Atkinson is not aware of any additional data or information available for disclosure.

March 13, 2024	84

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

22 Interpretation and Conclusions

The Project covers the Committee Bay Greenstone Belt which hosts a regionally significant and highly prospective corridor for gold. The CBGB is part of the Archean Prince Albert Group within the Western Churchill geologic Province. The majority of the gold mineralization identified to date within the CBGB is hosted in silicate, oxide, and/or sulphide facies iron formation. Gold mineralization has also been identified in shear hosted quartz veins in sediments and volcanic rocks throughout the belt. The CBGB hosts over 40 showings, the most advanced being the Three Bluffs deposit. Gold mineralization has also recently been identified within deformed meta sedimentary rocks in shear zones sub-parallel to iron formation hosted mineralization.

Drilling at the Three Bluffs deposit has identified gold mineralization with suitable continuity, grade and size to be potentially economically extracted. High-grade mineralization at the deposit is associated with two distinct styles of mineralization; intense sulphidization and silicification of banded iron formation as well as within sericite altered highly sheared meta-sediments. The two styles of mineralization are sub-parallel with the sheared metasediments defining a regional shear zone. The sheared metasediment hosted gold mineralization represents and underexplored style of mineralization within the entire CBGB.

The 2023 Mineral Resource Estimate (2023 MRE) has been prepared in accordance with S-K 1300 standards, which are consistent with the 2019 CIM Best Practice Guidelines for mineral resource estimation. The wireframe grade shell models represent the drilled mineralization and are suitable for use in block model estimations. The Three Bluffs deposit meets the criteria of reasonable prospects for eventual economic extraction in the combined open pit and underground portions of the MRE. Relatively high cut-off grades of 3.0 g/t Au for the open pit and 4.0 g/t for the underground resource were selected for reporting the Three Bluffs MRE due to the modelled mineralization showing reasonable continuity at higher grades. The open pit portion of the Mineral Resource is constrained within a conceptual pit shell. The underground portion of the resource is constrained within a 1.0 g/t grade shell wireframe constructed with a minimum 2m width in mind. Both the conceptual pit shell and underground grade shell wireframes represent potentially mineable shapes.  The remote nature of the Three Bluffs deposit lends itself to economic extraction through a low tonnage high grade scenario as assumed by the current MRE. By way of comparison, Agnico Eagles Amaruq Nunuvut project is in production and is estimated to contain open pit proven and probable mineral reserves of 1.4 million ounces of gold (12.4 million tonnes grading 3.56 g/t gold) (Website Source:  Agnico Eagle Mines Limited - Operations - Operations - Meadowbank Complex)

The current Three Bluffs deposit Mineral Resource Estimate is reported at cut-off grades of 3.0 g/t Au for open pit and 4.0 g/t Au for underground. Combined open pit and underground Indicated Mineral Resources are estimated to total 2.07 Mt at an average grade of 7.85 g/t Au containing 524,000 ounces gold. At the same cut-off grades, the combined open pit and underground Inferred Mineral Resources are estimated to total 2.93 Mt at an average grade of 7.64 g/t Au containing 720,000 ounces gold. The open pit resources were constrained by a preliminary pit shell generated in Whittle software. Underground resources are reported at the high cut-off grade outside of the pit shell.

March 13, 2024	85

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

The preliminary metallurgical work completed to date indicates that gold can be recovered using conventional methods utilizing combined gravity and flotation followed by a cyanide leach.

There are numerous known gold occurrences along the CBGB all within the current Project area. Several of these occurrences have returned broad anomalous zones of gold mineralization from limited drilling. In addition to the known gold occurrences their remain several regional gold in till and boulder anomalies that have not been linked to a bedrock source. There is potential to discover additional gold mineralization while building on the known occurrences and the Three Bluffs deposit to add to the current resource base on the Project.

23 Recommendations

Based on the results presented in this report, follow up of several of the anomalies (geochemical, geophysical) is warranted.  Further work is recommended at the Three Bluffs Deposit aimed at defining the importance of the newly identified gold mineralization hosted in deformed metasediments. Additionally, gold mineralization hosted within metasedimentary rocks has not been a target of previous exploration activities and needs to be looked at from a regional sense. Several unexplained gold in till anomalies could potentially be sourced from metasedimentary lithological units proximal to shear zones. The extensive systematic regional exploration database compiled through work completed by Fury should be revisited as a priority to identify potential areas that were previously overlooked due to the focus being on iron formation hosted gold mineralization. Phase 1 of the recommended work program will include a desktop review of the regional dataset with a focus on mapping out shear zones and highlighting unsourced regional geochemical anomalies. The field component of the Phase 1 program will consist of drilling at the Three Bluffs deposit, detailed till sampling and mapping at the targets identified from the desktop work.

The Phase 1 program will result in the collection of approximately 15,000 detailed till samples as well as 7,500m of diamond drilling at the Three Bluffs deposit following up on the 2021 drilling in an effort to tie it back into the resource as well as continued stepouts along the mineralized metasedimentary unit. The Phase 1 program is estimated to cost approximately $5 million dollars (Table 18). The estimated costs of the recommended work program are derived from the Authors extensive knowledge of working in Nunavut gained over the past 20 years with upward adjustment for the current supply and labour markets.

March 13, 2024	86

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Table 14: Phase 1 Recommended Work Program

Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	350,000
Assaying	Sampling and Analytical	150,000
Drilling	Three Bluffs Diamond Drilling	1,650,000
Till Sampling	Detailed sampling program	120,000
Land Management	Consultants. Assessment Filing, Lease Payments	250,000
Community Relations	Community Tours, Outreach	30,000
Information Technology	Remote site communications and IT	35,000
Safety	Equipment, Training and Supplies	15,000
Expediting	Expediting (Rankin Inlet, Baker Lake, Churchill)	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	250,000
Freight and Transportation	Fright, Travel, Helicopter, Fixed Wing	450,000
Fuel		1,000,000
General and Administration		100,000
Sub-total		4,550,000
Contingency (10%)		455,000
Total		5,005,000

A Phase 2 exploration program will be drill intensive. An additional 10,000 - 15,000m of diamond drilling should be completed at the Three Bluffs deposit to explore the down dip potential of the limb mineralization as well as tying in the newly identified shear zone hosted mineralization with the ultimate goal of updating the Mineral Resource Estimate. An additional 10,000m of drilling should be allocated to regional targets defined from the Phase 1 program. The Phase 2 program is estimated to cost between $15 and $20 million (Table 19). The estimated costs of the recommended work program are derived from the Authors extensive knowledge of working in Nunavut gained over the past 20 years with upward adjustment for the current supply and labour markets.

March 13, 2024	87

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Table 15: Phase 2 Recommended Work Program

Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	1,750,000
Drilling	Diamond Drilling at Three Bluffs and regional	6,500,000
Assaying	Sampling and Analytical	750,000
Community Relations	Community Tours, Outreach	50,000
Information Technology	Remote site communications and IT	150,000
Safety	Equipment, Training and Supplies	75,000
Expediting	Expediting (Rankin Inlet, Baker Lake, Churchill)	550,000
Camp Costs	Equipment, Maintenance, Food, Supplies	1,250,000
Freight and Transportation	Fright, Travel, Helicopter, Fixed Wing	1,950,000
Fuel		2,750,000
General and Administration		400,000
Sub-total		16,175,000
Contingency (10%)		1,617,500
Total		17,792,500

March 13, 2024	88

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

24 References

Atkinson, B., and Turner, A. (2023): Technical Report on the Committee Bay Project, Nunavut Territory, Canada. A technical report prepared by Fury Gold Mines Ltd. and APEX Geoscience Ltd. for Fury Gold Mines Ltd.

Bethune, K, M, and Scammell, R.J.M. (1997): Precambrian geology, Koch Island area, District of Franklin (part of NTS 37C), Northwest Territories. Geological Survey of Canada, Open File 3391, 4 sheets (including marginal notes), 1:50,000 scale.

Bilodeau, D. P., Badiu, R., McMullen, P., & Leetmaa, K. (2018). Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada as of December 31, 2017. Agnico Eagle Mines Limited.

Blakley, I., and Rennie, D., 2008, Technical Report on the Mineral Resource Estimate for the Three Bluffs Project, Nunavut Territory, Canada, Prepared by Scott Wilson Roscoe Postle Associates Inc. for Committee Bay Resources Ltd., 98 p.

Hartlaub, R.P., Heaman, L.M., Ashton, K.E. and Chacko, T., 2001: The Murmac Group, Rae Province: record of a giant Archean rift? In 4th International Archean Symposium 2001, Extended Abstracts, K.F. Cassidy, J.M. Dunphy and M.J. van Kranendonk (eds.); Australian Geological Survey Organization - Geoscience Australia, Record 2001/37, pp. 317-318.

Heywood, W.W., and Schau, M., 1978: A Subdivision of the Northern Churchill Structural Province. Geological Survey of Canada, Paper 78-1A, pp. 139-143.

Larouche, J., Caron, D., Connell, L., Laflamme, D., Robichaud, F., Petrucci, F., & Proulx, A. (2015). Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada. Agnico Eagle Mines Limited. February 11, 2015

Lawson, G., King, D., Redmond, D., Barron, B., and Raponi, T.R. (2015). NI 43-101 Technical Report On The Hope Bay Property, Nunavut, Canada. Prepared by TMAC Resources. Effective date: March 30, 2020.

Rennie, D.W., and McDonough, B., 2015, Technical Report on the Three Bluffs Project, Nunavut Territory, Canada. A technical report prepared by RPA Inc. for North Country Gold Corp.

Rennie, D. W., and McDonough, B., 2012, Technical Report on the Three Bluffs Projects, Nunavut Territory, Canada. A technical report prepared by RPA Inc. for North Country Gold Corp., 163 p.

Ross, D.A., 2017, Technical Report on the Committee Bay Project, Nunavut Territory, Canada. A technical report prepared by RPA Inc. for North Country Gold Corp., 161p.

Schau, M. (1982) Metamorphism of the Prince Albert Group, District of Keewatin; Geol. Surv., Canada, Paper 78-10, pp. 203-213.

Skulski, T., Sanborn-Barrie, M., MacHattie, T., Young, M., Carson, C., Berman, R., Brown, J.,Rayner, N., Panagapko, D., Byrne, D., and Deyell, C., 2003: Bedrock geology of the Ellis Hills map area and new constraints on the regional geology of the Committee Bay area, Nunavut; Geological Survey of Canada, Current Research 2003-C22, 11p.

Thibodeau, D., Shannon, J.M., Nussipakynova, D., Klabenes, J., Mostert, M., Farmer, N., Freudigmann, S., Peacock, B., Cook, R., Blackwell, A., Dawson, M., Benjamin, V., Kurylo, J., and Teymouri, S. (2021). National Instrument (NI) 43-101 Technical Report: 2021 Updated Feasibility Study for the Goose Project at the Back River Gold District, Nunavut, Canada. Prepared for Sabina Gold & Silver Corp. Effective date: January 15, 2021.

March 13, 2024	89

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Turner, A.J., 2010, Technical Report on 2007-2009 Exploration at the Committee Bay Project, Kitikmeot Region, Nunavut Territory, Canada. A technical report prepared by APEX Geoscience Ltd. for CBR Gold Corp., 182 p.

Zaleski, E., Davis, W.J., and Sandeman, H.A., 2001: Continental extension, mantle magmas and basement cover relationships, in International Archean Symposium 2001, Extended Abstracts, K.F. Cassidy, J.M. Dunphy and M.J. van Kranendonck (eds.): Australian Geological Survey Organization - Geoscience Australia, Record 2001/37, pp. 374-376.

25 Reliance on Information Provided by the Registrant

Mr. Atkinson as a full time employee of the Registrant, Fury, does not claim reliance on any other party with respect to the information provided or the opinions expressed herein, having reviewed, and found satisfactory such corporate and other documentation as deemed necessary to assume responsibility for such information and opinions as are expressed herein.

March 13, 2024	90

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

26 DATE AND SIGNATURE PAGE

This report entitled "S-K 1300 Technical Report Summary on the Committee Bay Project, Nunavat, Canada" with an effective date of December 31, 2023 and an issue date of March 13, 2024 was prepared and signed by:

Signed:

Bryan Atkinson, P. Geo.
Senior Vice-President, Exploration, Fury Gold Mines Limited

March 13, 2024	91

Technical Report Summary on the Committee Bay Project, Nunavut Territory, Canada

Appendix 1 - Committee Bay Claims and Leases

March 13, 2024	92